FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Management Report - U.S. GAAP

2.	Auditors’ Report - KPMG Letter for U.S. GAAP

3.	Financial Statements - U.S. GAAP

4.	Management’s Discussion and Analysis - US GAAP

5.	Management Report - Canadian GAAP

6.	Auditors’ Report - KPMG Letter for Canadian GAAP

7.	Financial Statements - Canadian GAAP

8.	Management’s Discussion and Analysis - Canadian GAAP

9.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

10.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 27, 2004

(s) Serge Pharand
Vice-President and Corporate Comptroller

January 27, 2004

Auditors’ Report

To the Board of Directors of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2003 and 2002 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with generally accepted accounting principles in the United States.

     On January 27, 2004, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
January 27, 2004

Consolidated Statement of Income	U.S. GAAP

In millions, except per share data	Year ended December 31,	2003	2002	2001

Revenues
Petroleum and chemicals	$1,058	$1,102	$923
Metals and minerals	527	521	458
Forest products	1,284	1,323	1,088
Coal	261	326	338
Grain and fertilizers	938	986	1,161
Intermodal	1,101	1,052	969
Automotive	525	591	520
Other items	190	209	195

Total revenues	5,884	6,110	5,652

Operating expenses
Labor and fringe benefits (Note 14)	1,698	1,837	1,624
Purchased services and material	703	778	692
Depreciation and amortization (Note 2)	554	584	532
Fuel	469	459	484
Equipment rents	293	346	309
Casualty and other (Note 2)	390	637	329

Total operating expenses	4,107	4,641	3,970

Operating income	1,777	1,469	1,682
Interest expense (Note 15)	(315)	(361)	(327)
Other income (Note 16)	21	76	65

Income before income taxes and cumulative effect of change
in accounting policy	1,483	1,184	1,420
Income tax expense (Note 17)	(517)	(384)	(380)

Income before cumulative effect of change
in accounting policy	966	800	1,040
Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 2)	48	-	-

Net income	$1,014	$800	$1,040

Basic earnings per share (Note 19)
Income before cumulative effect of change in accounting policy	$5.05	$4.07	$5.41
Net income	$5.30	$4.07	$5.41

Diluted earnings per share (Note 19)
Income before cumulative effect of change in accounting policy	$4.99	$3.97	$5.23
Net income	$5.23	$3.97	$5.23

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income	U.S. GAAP

In millions	Year ended December 31,	2003	2002	2001

Net income	$1,014	$800	$1,040

Other comprehensive income (loss) (Note 22) :
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated long-term
debt designated as a hedge of the net investment in U.S. subsidiaries	754	51	(202)
Unrealized foreign exchange gain (loss) on translation of the net investment in
foreign operations	(1,101)	(40)	308
Reclassification adjustment for loss realized in income on investment in 360networks Inc.	-	-	(129)
Unrealized holding gain (loss) on fuel derivative instruments (Note 21)	8	68	(38)
Minimum pension liability adjustment (Note 13)	7	(20)	(17)

Other comprehensive income (loss) before income taxes	(332)	59	(78)
Income tax (expense) recovery on other comprehensive income (loss)	106	(20)	(15)

Other comprehensive income (loss)	(226)	39	(93)

Comprehensive income	$788	$839	$947

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	U.S. GAAP

In millions	December 31,	2003	2002

Assets
Current assets:
Cash and cash equivalents	$130	$25
Accounts receivable (Note 4)	529	722
Material and supplies	120	127
Deferred income taxes (Note 17)	125	122
Other	223	196

	1,127	1,192
Properties (Note 5)	18,305	19,681
Other assets and deferred charges (Note 6)	905	865

Total assets	$20,337	$21,738

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued charges (Note 8)	$1,366	$1,487
Current portion of long-term debt (Note 10)	483	574
Other	73	73

	1,922	2,134
Deferred income taxes (Note 17)	4,550	4,826
Other liabilities and deferred credits (Note 9)	1,258	1,406
Long-term debt (Note 10)	4,175	5,003

Shareholders’ equity:
Common shares (Note 11)	4,664	4,785
Accumulated other comprehensive income (loss) (Note 22)	(129)	97
Retained earnings	3,897	3,487

	8,432	8,369

Total liabilities and shareholders’ equity	$20,337	$21,738

Subsequent events (Note 24)

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	U.S. GAAP

In millions	Issued and outstanding common shares	Common shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balances December 31, 2000	190.6	$4,349	$151	$2,098	$6,598
Net income	-	-	-	1,040	1,040
Stock options exercised (Note 11, 12)	2.1	93	-	-	93
Other comprehensive loss (Note 22)	-	-	(93)	-	(93)
Dividends ($0.78 per share)	-	-	-	(150)	(150)

Balances December 31, 2001	192.7	4,442	58	2,988	7,488
Net income	-	-	-	800	800
Stock options exercised (Note 11, 12)	1.8	75	-	-	75
Conversion of convertible preferred securities (Note 11)	6.0	340	-	-	340
Share repurchase program (Note 11)	(3.0)	(72)	-	(131)	(203)
Other comprehensive income (Note 22)	-	-	39	-	39
Dividends ($0.86 per share)	-	-	-	(170)	(170)

Balances December 31, 2002	197.5	4,785	97	3,487	8,369
Net income	-	-	-	1,014	1,014
Stock options exercised and other (Note 11, 12)	1.9	122	-	-	122
Share repurchase program (Note 11)	(10.0)	(243)	-	(413)	(656)
Other comprehensive loss (Note 22)	-	-	(226)	-	(226)
Dividends ($1.00 per share)	-	-	-	(191)	(191)

Balances December 31, 2003	189.4	$4,664	$(129)	$3,897	$8,432

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	U.S. GAAP

In millions	Year ended December 31,	2003	2002	2001

Operating activities
Net income	$1,014	$800	$1,040
Adjustments to reconcile net income to net cash provided
from operating activities:
Cumulative effect of change in accounting policy (Note 2)	(48)	-	-
Depreciation and amortization	560	591	538
Deferred income taxes (Note 17)	411	272	295
Charge to increase U.S. personal injury and other
claims liability (Note 2)	-	281	-
Workforce reduction charges (Note 14)	-	120	98
Equity in earnings of English Welsh and Scottish Railway (Note 16)	(17)	(33)	(8)
Gain on sale of investment (Note 16)	-	-	(101)
Write-down of investment (Note 16)	-	-	99
Other changes in:
Accounts receivable	153	(80)	199
Material and supplies	(3)	-	11
Accounts payable and accrued charges	(96)	(154)	(385)
Other net current assets and liabilities	(29)	(18)	(27)
Other	31	(167)	(138)

Cash provided from operating activities	1,976	1,612	1,621

Investing activities
Net additions to properties	(1,043)	(938)	(941)
Acquisition of Wisconsin Central Transportation Corporation (Note 3)	-	-	(1,278)
Other, net	(32)	14	46

Cash used by investing activities	(1,075)	(924)	(2,173)

Dividends paid	(191)	(170)	(150)

Financing activities
Issuance of long-term debt	4,109	3,146	4,015
Reduction of long-term debt	(4,141)	(3,558)	(3,336)
Issuance of common shares (Note 11)	83	69	61
Repurchase of common shares (Note 11)	(656)	(203)	-

Cash provided from (used by) financing activities	(605)	(546)	740

Net increase (decrease) in cash and cash equivalents	105	(28)	38
Cash and cash equivalents, beginning of year	25	53	15

Cash and cash equivalents, end of year	130	$25	$53

Supplemental cash flow information
Payments for:
Interest (Note 15)	$325	$398	$322
Workforce reductions (Note 9)	155	177	169
Personal injury and other claims (Note 20)	126	156	149
Pensions (Note 13)	88	92	69
Income taxes (Note 17)	86	65	63

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in other comprehensive income (Note 22).

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Included in property additions are the costs of

Notes to Consolidated Financial Statements	U.S. GAAP

developing computer software for internal use. Maintenance costs are expensed as incurred.

The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,
(ii)	the interest cost of pension obligations,
(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

Notes to Consolidated Financial Statements	U.S. GAAP

(v)	the expected long-term return on pension fund assets, and
(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

L. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

M. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency

Notes to Consolidated Financial Statements	U.S. GAAP

exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes.

     Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2003	2002	2001

Net income, as reported (in millions)	$1,014	$800	$1,040

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan. 1, 2003 (SFAS No. 123)	10	-	-

Intrinsic value method for
performance-based awards (APB 25)	13	9	19

Fair value method for all
awards (SFAS No. 123)	(53)	(45)	(28)

Pro forma net income (in millions)	$984	$764	$1,031

Basic earnings per share, as reported	$5.30	$4.07	$5.41
Basic earnings per share, pro forma	$5.15	$3.88	$5.37

Diluted earnings per share, as reported	$5.23	$3.97	$5.23
Diluted earnings per share, pro forma	$5.08	$3.80	$5.19

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2003	2002	2001

Expected option life (years)	5.0	7.0	7.0
Risk-free interest rate	4.12%	5.79%	5.36%
Expected stock price volatility	30%	30%	30%
Average dividend per share	$1.00	$0.86	$0.78

Year ended December 31,	2003	2002	2001

Weighted average fair value of options
granted	$17.82	$30.98	$13.79

2 Accounting changes

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

     Had the Company applied this accounting policy retroactively to all prior periods presented, pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2002	2001

Net income, as reported (in millions)	$800	$1,040
Effect of SFAS No. 143	6	5

Pro forma net income (in millions)	$806	$1,045

Basic earnings per share, as reported	$4.07	$5.41
Basic earnings per share, pro forma	$4.10	$5.44

Diluted earnings per share, as reported	$3.97	$5.23
Diluted earnings per share, pro forma	$4.00	$5.26

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No.

Notes to Consolidated Financial Statements	U.S. GAAP

148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based awards and no compensation cost was recognized for the Company’s conventional stock option awards.

     In 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.05 per basic and diluted share) was related to the change in policy. For the years ended December 31, 2002 and 2001, the Company recorded compensation cost of $9 million and $19 million, respectively.

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was

Notes to Consolidated Financial Statements	U.S. GAAP

$362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001

Depreciation

In 2001, the Company conducted a comprehensive depreciation study for its Canadian properties to assess the reasonableness of the depreciable lives of properties based on current and historical information. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives were extended prospectively. As a result, depreciation and amortization expense was reduced by $44 million ($28 million after tax) in 2001.

Derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in its results of operations. Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to

Notes to Consolidated Financial Statements	U.S. GAAP

BC Rail for an original term of 60 years with an option to renew for an additional 30 years.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

4 Accounts receivable

In millions	December 31,	2003	2002

Freight
Trade	$252	$321
Accrued	55	150
Non-freight	277	310

	584	781
Provision for doubtful accounts	(55)	(59)

	$529	$722

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in both 2003 and 2002, and $10 million in 2001 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Notes to Consolidated Financial Statements	U.S. GAAP

5 Properties

In millions	December 31, 2003			December 31, 2002

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$20,613	$6,122	$14,491	$22,048	$6,265	$15,783
Rolling stock	3,942	1,498	2,444	4,057	1,506	2,551
Buildings	1,867	918	949	1,819	880	939
Other	921	500	421	916	508	408

	$27,343	$9,038	$18,305	$28,840	$9,159	$19,681

Capital leases included in properties	$1,383	$274	$1,109	$1,351	$233	$1,118

The Company’s properties under capital lease are primarily for locomotives, freight cars and intermodal equipment.

6 Other assets and deferred charges

In millions	December 31,	2003	2002

Prepaid benefit cost (Note 13)	$411	$353
Investments	367	380
Deferred receivables	69	88
Unamortized debt issue costs	35	41
Other	23	3

	$905	$865

Investments

As at December 31, 2003, the Company had $356 million ($368 million at December 31, 2002) of investments accounted for under the equity method and $11 million ($12 million at December 31, 2002) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2003, the Company owned approximately 40% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2003, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment is not significant. (Note 24 – Subsequent events)

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as “available for sale” in accordance with the FASB’s Emerging Issues Task Force (EITF) 87-11, “Allocation of Purchase Price to Assets to be Sold.”

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in 2005. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been consistently in compliance with these financial covenants. The Company's borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

8 Accounts payable and accrued charges

In millions	December 31,	2003	2002

Trade payables	$444	$436
Income and other taxes	270	251
Payroll-related accruals	205	235
Accrued charges	131	113
Accrued interest	94	104
Personal injury and other claims provision	93	136
Workforce reduction provisions	89	168
Accrued operating leases	12	18
Other	28	26

	$1,366	$1,487

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits

In millions	December 31,	2003	2002

Personal injury and other claims
provision, net of current portion	$497	$528
Workforce reduction provisions,
net of current portion (A)	136	253
Accrual for post-retirement benefits
other than pensions (B)	290	284
Environmental reserve, net of current portion	62	81
Deferred credits and other	273	260

	$1,258	$1,406

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $155 million for the year ended December 31, 2003 ($177 million for the year ended December 31, 2002). As at December 31, 2003, the aggregate provisions, including the current portion, amounted to $225 million ($421 million as at December 31, 2002).

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year	$444	$309
Amendments	8	18
Actuarial loss	33	101
Interest cost	26	23
Service cost	14	13
Foreign currency changes	(49)	(1)
Benefits paid	(22)	(19)

Benefit obligation at end of year	$454	$444

(ii) Funded status

In millions	December 31,	2003	2002

Unfunded benefit obligation at end of year	$454	$444
Unrecognized net actuarial loss	(130)	(122)
Unrecognized prior service cost	(34)	(38)

Accrued benefit cost for post-retirement
benefits other than pensions	$290	$284

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2003	2002	2001

Interest cost	$26	$23	$19
Service cost	14	13	11
Amortization of prior service cost	6	5	3
Recognized net actuarial loss	8	4	2

Net periodic benefit cost	$54	$45	$35

(iv) Weighted-average assumptions

December 31,	2003	2002	2001

To determine benefit obligation
Discount rate	6.00%	6.65%	6.97%
Rate of compensation increase	3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate	6.65%	6.97%	6.95%
Rate of compensation increase	4.00%	4.00%	4.25%

Notes to Consolidated Financial Statements	U.S. GAAP

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 16% for 2004 and 17% for 2003. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$3	$(2)
Effect on benefit obligation	30	(25)

In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 benefit obligation and net periodic benefit cost presented above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$24
2005	25
2006	26
2007	27
2008	28
Years 2009 to 2013	150

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt

In millions	Maturity	Currency in which payable
			December 31,
			2003	2002

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$344	$419
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	324	394
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	518	631
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	518	-
6.80% 20-year notes (C)	July 15, 2018	U.S.$	259	315
7.63% 30-year debentures	May 15, 2023	U.S.$	194	236
6.90% 30-year notes (C)	July 15, 2028	U.S.$	615	749
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	259	315
6.63% 10-year notes	May 15, 2003	U.S.$	-	236
Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	129	158
6.98% 12-year notes	July 12, 2007	U.S.$	65	79
6.63% 10-year notes	June 9, 2008	U.S.$	26	32
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	10	12
7.70% 100-year debentures	Sep. 15, 2096	U.S.$	162	197
6.75% 10-year notes	May 15, 2003	U.S.$	-	158
Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	194	236

Total debentures and notes			3,617	4,167

Other:
Revolving credit facility (A) (Note 7)		U.S.$	233	142
Commercial paper (D) (Note 7)		U.S.$	-	214
Capital lease obligations and other (E)		Various	822	1,068

Total other			1,055	1,424

Subtotal			4,672	5,591

Less:
Current portion of long-term debt			483	574
Net unamortized discount			14	14

			497	588

			$4,175	$5,003

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short- term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

Notes to Consolidated Financial Statements	U.S. GAAP

E. Interest rates for the capital leases range from approximately 1.9% to 11.9% with maturity dates in the years 2004 through 2025. The imputed interest on these leases amounted to $395 million as at December 31, 2003, and $498 million as at December 31, 2002.

     The capital lease obligations are secured by properties with a net carrying amount of $1,110 million as at December 31, 2003 and $1,136 million as at December 31, 2002.

     During 2003, the Company recorded $47 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($114 million in 2002). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2003 but excluding repayment of the revolving credit facility of $233 million, for the next five years and thereafter, are as follows:

In millions

2004	$483
2005	214
2006	371
2007	147
2008	238
2009 and thereafter	2,972

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2003 is U.S.$3,273 million (Cdn$4,236 million) and U.S.$3,164 million (Cdn$4,987 million) as at December 31, 2002.

11  Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

• Unlimited number of Common Shares, without par value

• Unlimited number of Class A Preferred Shares, without par value issuable in series

• Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2003, the Company issued 1.9 million shares (1.8 million shares in 2002 and 2.1 million shares in 2001) related to stock options exercised. The total number of common shares issued and outstanding was 189.4 million as at December 31, 2003. (Note 24 – Subsequent events)

     In 2002, the Company issued 6.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C. Convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase program

In 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2003 was 8,894 employees (8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 570,140 in 2003, 497,459 in 2002 and 516,726 in 2001, resulting in a pre-tax charge to income of $8 million, $9 million and $8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004.

     The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. At December 31, 2003, the total number of share units outstanding was 378,372 (419,900 at December 31, 2002), representing a potential compensation cost at June 30, 2004, the award payout date, equal to the number of share units vested on June 30, 2004 multiplied by the Company’s share price on June 30, 2004. For the period ended December 31, 2003, the Company recorded compensation cost of $7 million and no compensation cost was recorded for 2002 and 2001. At December 31, 2003, 86,628 share units (45,100 at December 31, 2002) remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2003, an additional 0.8 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2003 were 7.5 million, 1.3 million and 2.0 million, respectively.

     Changes in the Company's stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2000 (1)	8.9	$34.95
Conversion of WC options	1.0	$58.63
Granted	2.4	$50.65
Canceled and expired	(0.3)	$46.01
Exercised	(2.1)	$30.43

Outstanding at December 31, 2001 (1)(2)	9.9	$43.62
Granted	3.2	$76.78
Canceled and expired	(0.2)	$56.98
Exercised	(1.8)	$39.16

Outstanding at December 31, 2002 (1)(2)	11.1	$53.50
Granted	2.0	$61.42
Canceled and expired	(0.4)	$67.67
Exercised	(1.9)	$39.90

Outstanding at December 31, 2003 (1)(2)	10.8	$55.74

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

Notes to Consolidated Financial Statements	U.S. GAAP

     Stock options outstanding and exercisable as at December 31, 2003 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$13.50 – $23.72	0.2	2	$21.64	0.2	$21.64
$25.75 – $35.01	1.5	5	$33.98	1.1	$33.57
$35.21 – $49.45	2.1	5	$43.91	2.1	$43.91
$50.02 – $69.77	4.0	8	$56.14	0.9	$50.98
$72.03 and above	3.0	8	$76.79	0.7	$76.83

Balance at December 31, 2003 (1)	10.8	7	$55.74	5.0	$47.09

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

At December 31, 2002 and 2001, the Company had 4.9 million and 4.5 million options exercisable at a weighted-average exercise price of $44.01 and $41.86, respectively.

Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,“ as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,“ as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $16 million, $9 million and $19 million in 2003, 2002 and 2001, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” are presented in Note 1 – Summary of significant accounting policies.

13  Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified. The Company’s other pension plans are not significant.

Description of Pension Plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005 and 2006 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $11,573 million as at December 31, 2003 ($11,069 million at December 31, 2002). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2003 and 2002, by asset category are as follows:

Plan assets by category

		December 31,
	Target Allocation
		2003	2002

Equity securities	53%	56%	53%
Debt securities	40%	38%	41%
Real estate	4%	3%	3%
Other	3%	3%	3%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Notes to Consolidated Financial Statements	U.S. GAAP

Assumptions
Weighted-average assumptions

December 31,	2003	2002	2001

To determine benefit obligation
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	4.00%	4.25%
Expected return on plan assets	8.00%	9.00%	9.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost (income) applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year	$11,243	$11,156
Interest cost	712	714
Actuarial (gain) loss	478	(92)
Service cost	94	99
Plan participants’ contributions	60	61
Foreign currency changes	(21)	(1)
Benefit payments and transfers	(691)	(694)

Benefit obligation at end of year	$11,875	$11,243

(b) Change in plan assets

In millions	Year ended December 31,	2003	2002

Fair value of plan assets at beginning of year	$11,182	$11,763
Employer contributions	86	92
Plan participants’ contributions	60	61
Foreign currency changes	(15)	(1)
Actual return on plan assets	1,049	(39)
Benefit payments and transfers	(691)	(694)

Fair value of plan assets at end of year	$11,671	$11,182

(c) Funded status

In millions	December 31,	2003	2002

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)	$(204)	$(61)
Unrecognized net actuarial loss (1)	522	282
Unrecognized net transition obligation	-	19
Unrecognized prior service cost	93	113

Net amount recognized	$411	$353

(1) Subject to future reduction for gain sharing under the terms of the plan.

Notes to Consolidated Financial Statements	U.S. GAAP

(d) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2003	2002

Prepaid benefit cost (Note 6)	$411	$353
Additional minimum pension liability	(30)	(38)
Intangible asset	-	1
Accumulated other comprehensive income
(Note 22)	30	37

Net amount recognized	$411	$353

(e) Additional information

In millions	December 31,	2003	2002	2001

Adjustment to minimum pension
liability as a component of other
comprehensive income (loss)	$7	$(20)	$(17)

The accumulated benefit obligation for all defined benefit pension plans was $11,256 million and $10,847 million at December 31, 2003, and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $103 million, $98 million, and $74 million, respectively, as at December 31, 2003, and $116 million, $112 million, and $77 million, respectively, as at December 31, 2002.

(f) Components of net periodic benefit cost (income)

In millions	Year ended December 31,	2003	2002	2001

Service cost	$94	$99	$92
Interest cost	712	714	701
Amortization of net transition obligation	19	20	20
Amortization of prior service cost	20	20	20
Expected return on plan assets	(819)	(874)	(846)
Recognized net actuarial loss	2	1	-

Net periodic benefit cost (income)	$28	$(20)	$(13)

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$725
2005	743
2006	762
2007	780
2008	800
Years 2009 to 2013	4,000

14  Workforce reduction charges

In 2002, the Company announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

15  Interest expense

In millions	Year ended December 31,	2003	2002	2001

Interest on debt and capital leases	$316	$361	$329
Interest income	(1)	-	(2)

	$315	$361	$327

Cash interest payments	$325	$398	$322

16  Other income

In millions	Year ended December 31,	2003	2002	2001

Gain on disposal of properties	$56	$41	$53
Equity in earnings of English Welsh
and Scottish Railway (Note 6)	17	33	8
Investment income	1	18	22
Foreign exchange gain (loss)	(3)	12	7
Gain on sale of interest in Detroit
River Tunnel Company (A)	-	-	101
Write-down of investment
in 360networks Inc. (Note 22)	-	-	(99)
Net real estate costs	(19)	(15)	(20)
Other	(31)	(13)	(7)

	$21	$76	$65

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Notes to Consolidated Financial Statements	U.S. GAAP

17  Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2003	2002	2001

Federal tax rate	24.1%	26.1%	28.1%
Income tax expense at the statutory
Federal tax rate	$(358)	$(309)	$(399)
Income tax (expense) recovery resulting from:
Provincial and other taxes	(199)	(140)	(178)
Deferred income tax adjustments
due to rate enactments	(79)	-	122
Gain on disposals and dividends	11	6	18
Adjustments to prior years' income taxes (1)	44	-	-
Other	64	59	57

Income tax expense	$(517)	$(384)	$(380)

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

In millions	Year ended December 31,	2003	2002	2001

Income before income taxes (1)
Canada	$1,322	$1,101	$1,153
U.S.	161	83	267

	$1,483	$1,184	$1,420

Current income taxes
Canada	$(94)	$(130)	$(99)
U.S.	(12)	18	14

	$(106)	$(112)	$(85)

Deferred income taxes
Canada	$(377)	$(221)	$(173)
U.S.	(34)	(51)	(122)

	$(411)	$(272)	$(295)

Cash payments for income taxes	$86	$65	$63

(1) Before cumulative effect of change in accounting policy.

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2003	2002

Deferred income tax assets
Workforce reduction provisions	$81	$144
Accruals and other reserves	254	276
Post-retirement benefits	106	99
Losses and tax credit carryforwards	81	69

	522	588

Deferred income tax liabilities
Prepaid benefit cost for pensions	147	126
Properties and other	4,800	5,166

	4,947	5,292

Total net deferred income tax liability	$4,425	$4,704

Total net deferred income tax liability
Canada	$1,527	$1,285
U.S.	2,898	3,419

	$4,425	$4,704

Total net deferred income tax liability	$4,425	$4,704
Net current deferred income tax asset	125	122

Long-term deferred income tax liability	$4,550	$4,826

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2003, the Company had $187 million of operating loss carryforwards available to reduce the future taxable income of its U.S. operations, expiring between 2010 and 2023.

     The Company recognized tax credits of $15 million in 2003 for research and development expenditures ($9 million in 2002 for research and development expenditures and $35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas

In millions	Year ended December 31,	2003	2002	2001

Revenues
Canadian rail	$3,707	$3,726	$3,675
U.S. rail	2,177	2,384	1,977

	$5,884	$6,110	$5,652

In millions	December 31,	2003	2002

Properties
Canadian rail	$8,934	$8,528
U.S. rail	9,371	11,153

	$18,305	$19,681

19  Earnings per share

Year ended December 31,	2003	2002	2001

Basic earnings per share
Income before cumulative effect
of change in accounting policy	$5.05	$4.07	$5.41
Cumulative effect of change in
accounting policy	0.25	-	-

Net income	$5.30	$4.07	$5.41

Diluted earnings per share
Income before cumulative effect
of change in accounting policy	$4.99	$3.97	$5.23
Cumulative effect of change in
accounting policy	0.24	-	-

Net income	$5.23	$3.97	$5.23

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2003	2002	2001

Net income	$1,014	$800	$1,040
Income impact on assumed conversion
of preferred securities (Note 11)	-	6	12

	$1,014	$806	$1,052

Weighted-average shares outstanding	191.2	196.7	192.1
Effect of dilutive securities and stock options	2.6	6.1	8.9

Weighted-average diluted shares outstanding	193.8	202.8	201.0

     For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 4.0 million and 3.2 million, respectively. (Note 24 – Subsequent events)

Notes to Consolidated Financial Statements	U.S. GAAP

20  Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2003, the Company’s commitments under operating and capital leases were $874 million and $1,141 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2004	$181	$155
2005	147	107
2006	127	75
2007	111	117
2008	79	41
2009 and thereafter	229	646

	$874	1,141
Less: imputed interest on capital
leases at rates ranging from
approximately 1.9% to 11.9%		395

Present value of minimum lease payments
at current rate included in debt		$746

     Rent expense for operating leases was $230 million, $269 million and $258 million for the years ended December 31, 2003, 2002 and 2001, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million. Furthermore, as at December 31, 2003, the Company had outstanding information technology service contracts of $21 million and agreements with fuel suppliers to purchase approximately 34% of its anticipated 2004 volume and 12% of its anticipated 2005 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related

Notes to Consolidated Financial Statements	U.S. GAAP

transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million as at December 31, 2002). The Company anticipates that the majority of the liability at December 31, 2003 will be paid out over the next five years.

Notes to Consolidated Financial Statements	U.S. GAAP

     In addition, related environmental capital expenditures were $23 million in 2003 and $19 million in both 2002 and 2001. The Company expects to incur capital expenditures relating to environmental matters of approximately $14 million in 2004, $12 million in 2005 and $10 million in 2006.

E. Guarantees

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2003, the maximum exposure in respect of these guarantees was $78 million. In 2003, the Company issued guarantees for which the carrying value at December 31, 2003 was $2 million. As at December 31, 2003, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2003, the maximum potential liability under these guarantees was $411 million of which $334 million was for workers’ compensation and other employee benefits and $77 million was for equipment under leases and other. During 2003, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at December 31, 2003, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

F. Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions

Notes to Consolidated Financial Statements	U.S. GAAP

for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2003. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive income. The amounts in Accumulated other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive income would be reclassified into income immediately.

     Realized gains and losses from the Company’s fuel hedging activities, which are recorded in fuel expense, were a $49 million gain, a $3 million gain, and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

     At December 31, 2003, Accumulated other comprehensive income included an unrealized gain of $38 million, $26 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $33 million relates to derivative instruments that will mature within the next year. The Company did not recognize any material gains or losses in 2003, 2002 and 2001 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the

Notes to Consolidated Financial Statements	U.S. GAAP

parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Accumulated other comprehensive income.

(iv) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets. The Company also has an equity investment for which the fair value was estimated based on future discounted cash flows.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

Notes to Consolidated Financial Statements	U.S. GAAP

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2003		December 31, 2002

	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Investments	$367	$420	$380	$440

Financial liabilities
Long-term debt
(including current portion)	$4,658	$5,128	$5,577	$5,738

22 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2003

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$754	$(245)	$509
Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(1,101)	358	(743)
Unrealized holding gain on fuel
derivative instruments (Note 21)	8	(2)	6
Minimum pension liability adjustment
(Note 13)	7	(3)	4
Deferred income tax (DIT) rate enactment	-	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

In millions	Year ended December 31, 2002

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange gain on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$51	$(17)	$34
Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(40)	13	(27)
Unrealized holding gain on fuel
derivative instruments (Note 21)	68	(23)	45
Minimum pension liability adjustment
(Note 13)	(20)	7	(13)

Other comprehensive income	$59	$(20)	$39

Notes to Consolidated Financial Statements	U.S. GAAP

In millions	Year ended December 31, 2001

	Before tax amount	Income tax (expense) recovery	Net of tax amount

Unrealized foreign exchange loss on
translation of U.S. dollar denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$(202)	$71	$(131)
Unrealized foreign exchange gain
on translation of the net investment
in foreign operations	308	(108)	200
Reclassification adjustment for loss realized in
income on investment in 360networks Inc. (i)	(129)	35	(94)
Unrealized holding loss on fuel
derivative instruments (Note 21)	(38)	13	(25)
Minimum pension liability adjustment (Note 13)	(17)	6	(11)
DIT rate enactment	-	(32)	(32)

Other comprehensive loss	$(78)	$(15)	$(93)

(i) In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The shares held were classified as “available-for-sale securities” whereby the investment was carried at market value on the balance sheet and the change in the value of the investment was recorded in other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in other comprehensive income.

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions

	Foreign exchange - U.S.$ debt	Foreign exchange - Net investment in foreign operations	Investment in 360networks Inc. (Note 22 A (i))	Holding gain (loss) on fuel derivative instruments	Minimum pension liability adjustment	DIT rate enactment	Accumulated other comprehensive income (loss)

Balance at January 1, 2001	$(90)	$147	$94	$-	$-	$-	$151
Period change	(131)	200	(94)	(25)	(11)	(32)	(93)

Balance at December 31, 2001	(221)	347	-	(25)	(11)	(32)	58
Period change	34	(27)	-	45	(13)	-	39

Balance at December 31, 2002	(187)	320	-	20	(24)	(32)	97
Period change	509	(743)	-	6	4	(2)	(226)

Balance at December 31, 2003	$322	$(423)	$-	$26	$(20)	$(34)	$(129)

Notes to Consolidated Financial Statements	U.S. GAAP

23  Selected quarterly and annual financial data

Quarterly financial data - unaudited

In millions, except per share data

	2003				2002
	First	Second	Third	Fourth	First	Second	Third	Fourth (1)

Revenues	$1,496	$1,463	$1,413	$1,512	$1,509	$1,551	$1,503	$1,547
Operating income	$374	$437	$454	$512	$406	$490	$484	$89
Net income	$252	$244	$294	$224	$230	$280	$268	$22
Basic earnings per share	$1.29	$1.28	$1.55	$1.18	$1.19	$1.44	$1.34	$0.11
Diluted earnings per share	$1.28	$1.26	$1.53	$1.17	$1.15	$1.39	$1.32	$0.11
Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

Average share price	$62.87	$67.55	$71.17	$77.22	$77.41	$76.91	$70.25	$65.74

(1) In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

Annual financial data

In millions, except per share data

	2003	2002	2001

Financial results
Revenues	$5,884	$6,110	$5,652
Net income	$1,014	$800	$1,040
Basic earnings per share	$5.30	$4.07	$5.41
Diluted earnings per share	$5.23	$3.97	$5.23
Dividend declared per share	$1.00	$0.86	$0.78

Financial position
Total assets	$20,337	$21,738	$21,223
Total long-term financial liabilities	$9,983	$11,235	$12,066
Common shares	$4,664	$4,785	$4,442
Number of issued and outstanding common shares	189.4	197.5	192.7

Notes to Consolidated Financial Statements	U.S. GAAP

24 Subsequent events

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS)

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis) of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN's ownership of EWS will be approximately 31% on a fully diluted basis.

25 Comparative figures

Certain figures, previously reported for 2002 and 2001, have been reclassified to conform with the basis of presentation adopted in the current year.

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. A reconciliation of the U.S. to Canadian GAAP financial statements is provided in Note 22 to the Company’s Canadian GAAP Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE
CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY
CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

FINANCIAL RESULTS
2003 compared to 2002
For the year ended December 31, 2003, the Company recorded consolidated net income of $1,014 million ($5.30 per basic share) compared to $800 million ($4.07 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $5.23 for the current year compared to $3.97 in 2002. The Company’s operating income for 2003 was $1,777 million compared to $1,469 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 69.8% in 2003 compared to 76.0% in 2002 (see discussion on adjusted performance measures below).

          The Company’s results of operations for the year ended December 31, 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 to the attached Annual Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

1

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

2003 compared to 2002 – Adjusted performance measures
The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented below).

In 2003, the Company recorded a fourth quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

Excluding these items, adjusted net income was $1,045 million ($5.47 per basic share or $5.40 per diluted share) in 2003 compared to adjusted net income of $1,052 million ($5.35 per basic share or $5.22 per diluted share) for 2002, a decrease of $7 million, or 1%. Operating income for 2003 decreased by $93 million, or 5%, compared to adjusted operating income of $1,870 million for 2002. The operating ratio for 2003 was 69.8% compared to the adjusted operating ratio of 69.4% in 2002, a 0.4–point increase.

The decrease in adjusted net income and adjusted operating income, in 2003, was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $120 million and $62 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million, in 2003, relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

2

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

($ in millions, except per share data, or unless otherwise indicated)

Year ended December 31,			2003				2002

	Reported	Change in policy	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$-	$-	$5,884	$6,110	$-	$-	$6,110
Operating expenses	4,107	-	-	4,107	4,641	(281)	(120)	4,240

Operating income	1,777	-	-	1,777	1,469	281	120	1,870

Interest expense	(315)	-	-	(315)	(361)	-	-	(361)
Other income	21	-	-	21	76	-	-	76

Income before income taxes and cumulative effect of change in accounting policy

	1,483	-	-	1,483	1,184	281	120	1,585
Income tax expense	(517)	-	79	(438)	(384)	(108)	(41)	(533)

Income before cumulative effect of change in accounting policy
	966	-	79	1,045	800	173	79	1,052
Cumulative effect of change in accounting policy, net of applicable taxes

	48	(48)	-	-	-	-	-	-

Net income	$1,014	$(48)	$79	$1,045	$800	$173	$79	$1,052

Operating ratio	69.8%			69.8%	76.0%			69.4%

Basic earnings per share	$5.30			$5.47	$4.07			$5.35
Diluted earnings per share	$5.23			$5.40	$3.97			$5.22

Revenues

Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Year ended December 31,	2003	2002	2003	2002	2003	2002

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	$1,058	$1,102	30,901	30,006	3.42	3.67
Metals and minerals	527	521	13,876	13,505	3.80	3.86
Forest products	1,284	1,323	34,516	33,551	3.72	3.94
Coal	261	326	14,475	14,503	1.80	2.25
Grain and fertilizers	938	986	35,556	35,773	2.64	2.76
Intermodal	1,101	1,052	31,168	29,257	3.53	3.60
Automotive	525	591	3,225	3,281	16.28	18.01
Other items *	190	209	-	-	-	-

Total	$5,884	$6,110	163,717	159,876	3.48	3.69

* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. For the year ended December

3

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

31, 2003, revenues for this business unit decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of the year. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Percentage of revenues

Petroleum and plastics	56%
Chemicals	44%

	1999	2000	2001	2002	2003

Carloads*	494	512	519	587	604
(In thousands)

*Includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001

Metals and minerals
The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2003, revenues for this business unit increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

Percentage of revenues

Metals	72%
Minerals	28%

	1999	2000	2001	2002	2003

Carloads*	266	256	287	388	396
(In thousands)

*Includes WC from October 9, 2001

Forest products
The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2003, revenues for this business decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Percentage of revenues

Lumber	31%
Fibers	29%
Paper	28%
Panels	12%

	1999	2000	2001	2002	2003

Carloads*	481	486	501	600	594
(In thousands)

*Includes WC from October 9, 2001

Coal
The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. In 2003, CN metallurgical coal volumes continued to decline as a result of mine closures and this trend is expected to continue. For the year ended December 31, 2003, revenues for this business unit decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in

4

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 20% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Percentage of revenues

Coal	82%
Petroleum coke	18%

	1999	2000	2001	2002	2003

Carloads*	558	528	517	499	471
(In thousands)

*Includes WC from October 9, 2001

Grain and fertilizers
The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2003, revenues for this business unit decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Percentage of revenues

Food grain	23%
Oilseeds	29%
Feed grain	22%
Potash	13%
Fertilizers	13%

	1999	2000	2001	2002	2003

Carloads*	542	567	590	535	548
(In thousands)

*Includes WC from October 9, 2001

Intermodal
The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2003, revenues for this business unit increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Percentage of revenues

Domestic	55%
International	45%

	1999	2000	2001	2002	2003

Carloads*	994	1,121	1,103	1,237	1,276
(In thousands)

*Includes WC from October 9, 2001

5

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Automotive
The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2003, revenues for this business unit decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Percentage of revenues

Finished vehicles	81%
Auto parts	19%

	1999	2000	2001	2002	2003

Carloads*	310	326	304	318	303
(In thousands)

*Includes WC from October 9, 2001

6

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Operating expenses
Operating expenses amounted to $4,107 million in 2003 compared to $4,641 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,698	28.9%	$1,837	30.1%
Purchased services and material	703	11.9%	778	12.7%
Depreciation and amortization	554	9.4%	584	9.6%
Fuel	469	8.0%	459	7.5%
Equipment rents	293	5.0%	346	5.7%
Casualty and other	390	6.6%	637	10.4%

Total	$4,107		$4,641

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $139 million, or 8%, in 2003 as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These expenses decreased by $75 million, or 10%, in 2003 as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $30 million, or 5%, in 2003 as compared to 2002. Reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations,” and the translation impact of the stronger Canadian dollar were partly offset by increases related to net capital additions. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the year ended December 31, 2003, this change in policy had the effect of reducing depreciation expense by $18 million.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $10 million, or 2%, in 2003 as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars

7

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

and locomotives. These expenses decreased by $53 million, or 15%, in 2003 as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses decreased by $247 million, or 39%, in 2003 as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other
Interest expense: Interest expense decreased by $46 million to $315 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar, the conversion of the convertible preferred securities in July 2002, and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $517 million for the year ended December 31, 2003 compared to $384 million in 2002. The effective tax rate for the year ended December 31, 2003 was 34.9% compared to 32.4% in 2002. The increase was mainly due to a $79 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada.

8

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

2002 compared to 2001
On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies’ operations. Accordingly, in the following discussion, the Company’s results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

The Company recorded consolidated net income of $800 million ($4.07 per basic share) for the year ended December 31, 2002 compared to $1,040 million ($5.41 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $3.97 for the year ended December 31, 2002 compared to $5.23 in 2001. Operating income was $1,469 million for 2002 compared to $1,682 million in 2001.

2002 compared to 2001 – Adjusted performance measures
The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures below).

          Included in 2002 was a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company’s net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company’s 50 percent interest in the Detroit River Tunnel Company (DRT).

          Excluding these items, adjusted net income was $1,052 million ($5.35 per basic share or $5.22 per diluted share) in 2002 compared to $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001, an increase of $74 million, or 8%. Adjusted operating income increased by $90 million, or 5%, to $1,870 million. The adjusted operating ratio was 69.4% in 2002 compared to 68.5% in 2001, a 0.9-point increase.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

($ in millions, except per share data, or unless otherwise indicated)

Year ended December 31,	2002					2001

	Reported	Personal injury charge	Workforce reductions	Adjusted	Reported	Workforce reductions	Rate enactment	360- networks	DRT	Adjusted

Revenues	$6,110	$-	$-	$6,110	$5,652	$-	$-	$-	$-	$5,652
Operating expenses	4,641	(281)	(120)	4,240	3,970	(98)	-	-	-	3,872

Operating income	1,469	281	120	1,870	1,682	98	-	-	-	1,780

Interest expense	(361)	-	-	(361)	(327)	-	-	-	-	(327)
Other income	76	-	-	76	65	-	-	99	(101)	63

Income before income taxes	1,184	281	120	1,585	1,420	98	-	99	(101)	1,516
Income tax expense	(384)	(108)	(41)	(533)	(380)	(36)	(122)	(28)	28	(538)

Net income	$800	$173	$79	$1,052	$1,040	$62	$(122)	$71	$(73)	$978

Operating ratio	76.0%			69.4%	70.2%					68.5%

Basic earnings per share	$4.07			$5.35	$5.41					$5.09
Diluted earnings per share	$3.97			$5.22	$5.23					$4.92

9

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Revenues
Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,	2002	2001	2002	2001	2002	2001

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	$1,102	$923	30,006	25,243	3.67	3.66
Metals and minerals	521	458	13,505	10,777	3.86	4.25
Forest products	1,323	1,088	33,551	29,639	3.94	3.67
Coal	326	338	14,503	15,566	2.25	2.17
Grain and fertilizers	986	1,161	35,773	42,728	2.76	2.72
Intermodal	1,052	969	29,257	26,257	3.60	3.69
Automotive	591	520	3,281	2,885	18.01	18.02
Other items *	209	195	-	-	-	-

Total	$6,110	$5,652	159,876	153,095	3.69	3.56

* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

Metals and minerals
Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

Forest products
Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN's western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Coal
Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

Grain and fertilizers
Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

10

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Intermodal
Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

Automotive
Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

11

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Operating expenses
Operating expenses amounted to $4,641 million in 2002 compared to $3,970 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company’s provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs.

In millions Year ended December 31,	2002		2001

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,837	30.1%	$1,624	28.7%
Purchased services and material	778	12.7%	692	12.2%
Depreciation and amortization	584	9.6%	532	9.4%
Fuel	459	7.5%	484	8.6%
Equipment rents	346	5.7%	309	5.5%
Casualty and other	637	10.4%	329	5.8%

Total	$4,641		$3,970

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $213 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

          In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $86 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $52 million, or 10%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of 2002 net capital additions.

Fuel: Fuel expense in 2002 decreased by $25 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $37 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $308 million, or 94%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

Other
Interest expense: Interest expense increased by $34 million to $361 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was lower interest expense as a result of the conversion of the convertible preferred securities in July 2002 and the maturity of certain notes in 2001.

12

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company’s net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company’s 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $384 million for the year ended December 31, 2002 compared to $380 million in 2001. The effective tax rate for the year ended December 31, 2002 was 32.4% compared to 35.4% in 2001, excluding the 2001 deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada. The decrease in 2002 was primarily due to lower income tax rates in Canada.

13

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Liquidity and capital resources
The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,976 million for the year ended December 31, 2003 compared to $1,612 million for 2002. Cash generated in 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $325 million, $155 million and $126 million, respectively, compared to $398 million, $177 million and $156 million, respectively in 2002. In 2003, pension contributions and payments for income taxes were $88 million and $86 million, respectively, compared to $92 million and $65 million, respectively in 2002. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $132 million in 2003 and $5 million in 2002. Payments in 2004 for workforce reductions are expected to be $89 million while pension contributions are expected to be approximately $93 million.

          As at December 31, 2003, the Company had outstanding information technology service contracts of $21 million.

Investing activities: Cash used by investing activities in 2003 amounted to $1,075 million compared to $924 million in 2002. The Company’s investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Net capital expenditures for the year ended December 31, 2003 amounted to $1,043 million, an increase of $105 million over 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

          The Company expects that its capital expenditures will increase slightly in 2004 due to the acquisition of additional locomotives, and will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

          As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million ($183 million at December 31, 2002).

14

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Dividends: During 2003, the Company paid dividends totaling $191 million to its shareholders at the quarterly rate of $0.25 per share compared to $170 million at the rate of $0.215 per share, in 2002.

Free cash flow
The Company generated $578 million of free cash flow for the year ended December 31, 2003, compared to $513 million for the same 2002 period. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Year ended December 31

In millions	2003	2002

Cash provided from operating activities	$1,976	$1,612

Less:
Net capital expenditures	(1,043)	(938)
Other investing activities	(32)	14
Dividends paid	(191)	(170)

Cash provided before financing activities	710	518

Adjustments:
Increase in accounts receivable sold	(132)	(5)

Free cash flow	$578	$513

Financing activities: Cash used by financing activities totaled $605 million for the year ended December 31, 2003 compared to $546 million in 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

          The Company used $656 million in 2003 and $203 million in 2002 to repurchase 10.0 million common shares and 3.0 million common shares, respectively, under the share repurchase program.

          During 2003, the Company recorded $47 million in capital lease obligations ($114 million in 2002) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

Commercial paper
In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

Shelf registration statement
On October 29, 2003, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

15

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2003:

(In millions)	Total	2004	2005	2006	2007	2008	2009 & thereafter

Long-term debt obligations (a)	$3,912	$371	$380	$332	$66	$226	$2,537
Capital lease obligations (b)	1,141	155	107	75	117	41	646
Operating lease obligations	874	181	147	127	111	79	229
Purchase obligations (c)	232	224	5	2	1	-	-

Total obligations	$6,159	$931	$639	$536	$295	$346	$3,412

(a)	Excludes capital lease obligations of $746 million.

(b)	Includes $395 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.9%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company intends to finance the acquisitions announced in the fourth quarter of 2003 through a combination of cash flow from operations and the issuance of additional debt.

16

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Off balance sheet arrangements
Accounts receivable securitization program
In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

          Effective January 1, 2003, pursuant to FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

          The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 20 – Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Acquisitions
BC Rail
In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years. The transaction is intended to enhance the Company’s network in western Canada.

          In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

          The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings
In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

17

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

          In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

          On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Wisconsin Central Transportation Corporation
On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

Common stock split
On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization
On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

          At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis), of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN's ownership of EWS will be approximately 31% on a fully diluted basis.

Share repurchase program
In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

18

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Termination of conversion rights of 5.25% convertible preferred securities (“Securities”)
On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Critical accounting policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

        In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

          Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

          In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

          Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

          For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions

19

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $26 million and the annual expense by approximately $5 million.

In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

Environmental matters
Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

          The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

          At December 31, 2003, most of the Company’s properties not acquired through recent acquisitions are approaching a final assessment and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

20

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Future occurrences
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million at December 31, 2002). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which revealed that estimated depreciable lives for certain asset types had increased, and therefore those asset lives were extended prospectively. As a result, depreciation expense was reduced by $44 million for the year ended December 31, 2001. In 2004, the Company will conduct a depreciation study for its Canadian properties and U.S. rolling stock and equipment.

In 2003, the Company recorded total depreciation and amortization expense of $560 million ($591 million in 2002 and $538 million in 2001). At December 31, 2003, the Company had Properties of $18,305 million, net of accumulated depreciation of $9,038 million ($19,681 million in 2002, net of accumulated depreciation of $9,159 million).

Pensions and other post-retirement benefits
The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan. The Company’s other pension plans are not significant.

For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions

21

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

          The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6%, based on bond yields prevailing at December 31, 2003, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause net periodic benefit cost to increase by $50 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company only amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

          To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2003, the CN Pension Plan earned an annual average rate of return of 8.4%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2003	2002	2001	2000	1999

Actual	9.6%	(0.3)%	(1.4)%	10.5%	15.0%
Market-related value	7.0%	7.4%	10.2%	13.7%	13.8%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

          Based on the fair value of the assets held as at December 31, 2003, the plan assets are comprised of 56% in Canadian and foreign equities, 38% in debt securities, 3% in real estate assets and 3% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

          The rate of compensation increase, 3.75% to determine benefit obligation and 4% to determine net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 17% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net

22

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

periodic benefit cost for both pensions and other post-retirement benefits.

The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005, and 2006 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

          For pensions, the Company recorded consolidated net periodic benefit cost of $28 million in 2003 and net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $54 million, $45 million, and $35 million in 2003, 2002, and 2001, respectively. At December 31, 2003, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $290 million ($284 million at December 31, 2002). In addition, at December 31, 2003, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,875 million and $454 million, respectively ($11,243 million and $444 million at December 31, 2002).

          In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 post-retirement benefit obligation and net periodic benefit cost disclosed above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2003, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

          The Company’s deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management’s best estimates. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $15 million in 2003. In the fourth quarter of 2003, the Company recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million and $2 million was recorded in the Consolidated statement of income and the Consolidated statement of comprehensive income, respectively. In 2001, the Company recorded a reduction of $90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada and accordingly, recorded a deferred income tax recovery of $122 million in the Consolidated statement of income and a

23

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

deferred income tax expense of $32 million in the Consolidated statement of comprehensive income.

For the year ended December 31, 2003, the Company recorded total income tax expense of $517 million ($384 million in 2002 and $380 million in 2001) of which $411 million was for deferred income taxes ($272 million in 2002 and $295 million in 2001). The Company’s net deferred income tax liability at December 31, 2003 was $4,425 million ($4,704 million at December 31, 2002).

Business risks
Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

          To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

          The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

           While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

          In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs

24

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2004, the Company has successfully negotiated three tentative collective agreements with the Canadian Auto Workers (CAW) union covering the Company’s shopcraft forces, clerical workers and intermodal yard employees. The agreements are retroactive to January 1, 2004 and are subject to ratification by approximately 5,000 CAW members. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

          As of January 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

          Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation
The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate

25

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

Commerce Commission) and the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

          The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

          In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial instruments
The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

          To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

          Realized gains and losses from the Company’s fuel hedging activities were a $49 million gain, a $3 million gain and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

          At December 31, 2003, Accumulated other comprehensive income included an unrealized gain of $38 million, $26 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $33 million relates to derivative instruments that will mature within the next year.

Business prospects and other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the

26

Canadian National Railway Company Management’s Discussion and Analysis	U.S. GAAP

industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

          Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

          Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

          Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

          Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

          In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly and annual financial data
Selected quarterly financial data for the eight most recently completed quarters and selected annual financial data for each of the three years ending December 31, 2003 is disclosed in Note 23 to the Company’s 2003 Consolidated Financial Statements.

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 27, 2004

27

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company’s consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 27, 2004

(s) Serge Pharand
Vice-President and Corporate Comptroller

January 27, 2004

Auditors’ Report

To the shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

On January 27, 2004, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
January 27, 2004

1

Consolidated Statement of Income	Canadian GAAP

In millions, except per share data	Year ended December 31,	2003	2002	2001

Revenues
Petroleum and chemicals		$1,058	$1,102	$923
Metals and minerals		527	521	458
Forest products		1,284	1,323	1,088
Coal		261	326	338
Grain and fertilizers		938	986	1,161
Intermodal		1,101	1,052	969
Automotive		525	591	520
Other items		190	209	195

Total revenues		5,884	6,110	5,652

Operating expenses
Labor and fringe benefits (Note 14)		1,929	2,069	1,810
Purchased services and material		879	908	811
Depreciation and amortization		472	499	463
Fuel		471	459	485
Equipment rents		299	353	314
Casualty and other (Note 2)		466	724	403

Total operating expenses		4,516	5,012	4,286

Operating income		1,368	1,098	1,366
Interest expense (Note 15)		(317)	(353)	(312)
Other income (Note 16)		21	76	65

Income before income taxes		1,072	821	1,119
Income tax expense (Note 17)		(338)	(268)	(392)

Net income		$734	$553	$727

Basic earnings per share (Note 19)		$3.84	$2.78	$3.72

Diluted earnings per share (Note 19)		$3.79	$2.73	$3.62

See accompanying notes to consolidated financial statements.

2

Consolidated Balance Sheet	Canadian GAAP

In millions	December 31,	2003	2002

Assets
Current assets:
Cash and cash equivalents		$130	$25
Accounts receivable (Note 4)		529	722
Material and supplies		120	127
Deferred income taxes (Note 17)		125	122
Other		188	167

		1,092	1,163
Properties (Note 5)		15,158	16,898
Other assets and deferred charges (Note 6)		900	863

Total assets		$17,150	$18,924

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,366	$1,487
Current portion of long-term debt (Note 10)		483	574
Other		73	73

		1,922	2,134
Deferred income taxes (Note 17)		3,365	3,825
Other liabilities and deferred credits (Note 9)		1,208	1,335
Long-term debt (Note 10)		4,175	5,003

Shareholders’ equity:
Common shares (Note 11)		3,530	3,576
Contributed surplus		166	175
Currency translation		(38)	132
Retained earnings		2,822	2,744

		6,480	6,627

Total liabilities and shareholders’ equity		$17,150	$18,924

Subsequent events (Note 24)

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.	3

Consolidated Statement of Changes in Shareholders’ Equity	Canadian GAAP

		Issued and
	Issued and	outstanding
	outstanding	convertible		Convertible				Total
	common	preferred	Common	preferred	Contributed	Currency	Retained	shareholders’
In millions	shares	securities	shares	securities	surplus	translation	earnings	equity

Balances December 31, 2000	190.6	4.6	$3,124	$327	$178	$61	$1,949	$5,639
Net income	-	-	-	-	-	-	727	727
Stock options exercised (Note 11, 12)	2.1	-	85	-	-	-	-	85
Currency translation	-	-	-	-	-	72	-	72
Dividends ($0.78 per share)	-	-	-	-	-	-	(150)	(150)
Dividends on convertible
preferred securities	-	-	-	-	-	-	(12)	(12)

Balances December 31, 2001	192.7	4.6	3,209	327	178	133	2,514	6,361
Net income	-	-	-	-	-	-	553	553
Stock options exercised (Note 11, 12)	1.8	-	93	-	-	-	-	93
Conversion of convertible preferred
securities (Note 11)	6.0	(4.6)	327	(327)	-	-	-	-
Share repurchase program (Note 11)	(3.0)	-	(53)	-	(3)	-	(147)	(203)
Currency translation	-	-	-	-	-	(1)	-	(1)
Dividends ($0.86 per share)	-	-	-	-	-	-	(170)	(170)
Dividends on convertible
preferred securities	-	-	-	-	-	-	(6)	(6)

Balances December 31, 2002	197.5	-	3,576	-	175	132	2,744	6,627
Net income	-	-	-	-	-	-	734	734
Stock options exercised and other
(Note 11, 12)	1.9	-	136	-	-	-	-	136
Share repurchase program (Note 11)	(10.0)	-	(182)	-	(9)	-	(465)	(656)
Currency translation	-	-	-	-	-	(170)	-	(170)
Dividends ($1.00 per share)	-	-	-	-	-	-	(191)	(191)

Balances December 31, 2003	189.4	-	$3,530	$-	$166	$(38)	$2,822	$6,480

See accompanying notes to consolidated financial statements.	4

Consolidated Statement of Cash Flows	Canadian GAAP

In millions	Year ended December 31,	2003	2002	2001

Operating activities
Net income		$734	$553	$727
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		478	506	469
Deferred income taxes (Note 17)		232	156	307
Charge to increase U.S. personal injury and other
claims liability (Note 2)		-	281	-
Workforce reduction charges (Note 14)		-	120	98
Equity in earnings of English Welsh and Scottish Railway (Note 16)		(17)	(33)	(8)
Gain on sale of investment (Note 16)		-	-	(101)
Write-down of investment (Note 16)		-	-	99
Other changes in:
Accounts receivable		153	(80)	197
Material and supplies		(3)	-	11
Accounts payable and accrued charges		(96)	(154)	(378)
Other net current assets and liabilities		(27)	(18)	(26)
Other		46	(158)	(163)

Cash provided from operating activities		1,500	1,173	1,232

Investing activities
Net additions to properties		(583)	(571)	(605)
Acquisition of Wisconsin Central Transportation Corporation (Note 3)		-	-	(1,278)
Other, net		(16)	95	119

Cash used by investing activities		(599)	(476)	(1,764)

Dividends paid		(191)	(179)	(174)

Financing activities
Issuance of long-term debt		4,109	3,146	4,015
Reduction of long-term debt		(4,141)	(3,558)	(3,336)
Issuance of common shares (Note 11)		83	69	61
Repurchase of common shares (Note 11)		(656)	(203)	-

Cash provided from (used by) financing activities		(605)	(546)	740

Net increase (decrease) in cash and cash equivalents		105	(28)	34
Cash and cash equivalents, beginning of year		25	53	19

Cash and cash equivalents, end of year		$130	$25	$53

Supplemental cash flow information
Payments for:
Interest (Note 15)		$327	$390	$307
Workforce reductions (Note 9)		155	177	169
Personal injury and other claims (Note 20)		126	156	149
Pensions (Note 13)		88	92	69
Income taxes (Note 17)		86	65	63

See accompanying notes to consolidated financial statements.	5

Notes to Consolidated Financial Statements	Canadian GAAP

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange
All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders’ equity.

     The Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable
Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies
Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.

6

Notes to Consolidated Financial Statements	Canadian GAAP

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

      Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation
The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	4%

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Such a study was conducted in 2001 for the Company’s Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances. Changes in estimated useful lives are accounted for prospectively.

I. Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,
(ii)	the interest cost of pension obligations,
(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,
(v)	the expected long-term return on pension fund assets, and
(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions
The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Personal injury claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

L. Environmental expenditures
Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

7

Notes to Consolidated Financial Statements	Canadian GAAP

M. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments
The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation
The Company accounts for stock-based compensation using the fair value based approach. The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy, as explained in Note 2 – Accounting changes. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

P. Recent accounting pronouncements
 In July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003.

     The Company’s accounting for Properties has been based on the rules and regulations of the Canadian Transportation Agency’s Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Accordingly, effective January 1, 2004, the Company’s accounting for Properties will be in accordance with the CICA’s Handbook Section 3061, “Property, Plant and Equipment,” on a prospective basis.

8

Notes to Consolidated Financial Statements	Canadian GAAP

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities.” The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The guideline is effective for fiscal and interim periods beginning January 1, 2004. The Company does not expect this section to have an initial material impact on its financial statements.

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets.” Section 3063 provides accounting guidance for the determination of long-lived assets to be held and used, to be disposed of other than by sale, or to be disposed of by sale. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect Section 3063 to have an initial material impact on its financial statements upon adoption.

2  Accounting changes

2003
Stock-based compensation
The recommendations of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” were effective for the Company’s fiscal year beginning January 1, 2002. The section requires the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encouraged but did not require that the fair value based approach be used, until November 2003, when the section was amended to require the expensing of all stock-based compensation awards for fiscal years beginning January 1, 2004.

9

Notes to Consolidated Financial Statements	Canadian GAAP

     Effective January 1, 2003, the Company adopted the fair value based approach recommended by Section 3870. The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the year ended December 31, 2002, the restatement had the effect of decreasing net income by $18 million ($0.09 per basic and diluted share), through increased labor and fringe benefits expense. The restatement had the effect of increasing the book value of common shares and decreasing retained earnings by $18 million at December 31, 2002.

     In 2002, prior to the adoption of the fair value based approach, the Company had applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized for the year ended December 31, 2002 as no performance-based employee stock options were granted. For awards of conventional and performance-based employee stock options granted before January 1, 2002, the Company did not record compensation cost, and any consideration paid by employees on the exercise of stock options was recorded as share capital.

     The Company granted 2.0 million and 3.2 million stock options during 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option-pricing model. For the years ended December 31, 2003 and 2002, the Company recognized compensation cost of $50 million and $18 million, respectively.

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2003	2002

Expected option life (years)	5.0	7.0
Risk-free interest rate	4.12%	5.79%
Expected stock price volatility	30%	30%
Average dividend per share	$1.00	$0.86

Year ended December 31,	2003	2002

Weighted average fair value of options granted	$17.82	$30.98

2002
U.S. personal injury and other claims
In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, for the year ended December 31, 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     In 2002, the Company’s U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001
Foreign currency translation
In 2001, the Company early adopted the CICA amended recommendations of Section 1650, “Foreign Currency Translation,” which eliminated the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items having a fixed or ascertainable life extending beyond the end of a fiscal year. The section requires translation gains or losses on the above items to be recognized in net income immediately. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) had been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001 was an increase of $1 million.

10

Notes to Consolidated Financial Statements	Canadian GAAP

3  Acquisitions

BC Rail
In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

     The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings
In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets,” of the CICA Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

Wisconsin Central Transportation Corporation
On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

11

Notes to Consolidated Financial Statements	Canadian GAAP

4 Accounts receivable

In millions	December 31,	2003	2002

Freight
Trade		$252	$321
Accrued		55	150
Non-freight		277	310

		584	781
Provision for doubtful accounts		(55)	(59)

		$529	$722

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income included $9 million in both 2003 and 2002, and $10 million in 2001 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

5 Properties

In millions	December 31, 2003			December 31, 2002

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Track, roadway and land	$15,094	$3,544	$11,550	$16,727	$3,604	$13,123
Rolling stock	3,658	1,399	2,259	3,841	1,392	2,449
Buildings	1,773	817	956	1,723	778	945
Other	898	505	393	892	511	381

	$21,423	$6,265	$15,158	$23,183	$6,285	$16,898

Capital leases included in properties	$1,380	$290	$1,090	$1,348	$244	$1,104

The Company’s properties under capital lease are primarily for locomotives, freight cars and intermodal equipment.

12

Notes to Consolidated Financial Statements	Canadian GAAP

6  Other assets and deferred charges

In millions	December 31,	2003	2002

Prepaid benefit cost (Note 13)		$411	$353
Investments		367	380
Deferred receivables		69	88
Unamortized debt issue costs		35	41
Other		18	1

		$900	$863

Investments
As at December 31, 2003, the Company had $356 million ($368 million at December 31, 2002) of investments accounted for under the equity method and $11 million ($12 million at December 31, 2002) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)
As at December 31, 2003, the Company owned approximately 40% of EWS, a company which provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2003, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment is not significant. (Note 24 – Subsequent events)

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)
In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as “available for sale.”

7 Credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in 2005. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. The Company has been consistently in compliance with these financial covenants. The Company's borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

     The Company’s commercial paper program is backed by its revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

8 Accounts payable and accrued charges

In millions	December 31,	2003	2002

Trade payables		$444	$436
Income and other taxes		270	251
Payroll-related accruals		205	235
Accrued charges		131	113
Accrued interest		94	104
Personal injury and other claims provision		93	136
Workforce reduction provisions		89	168
Accrued operating leases		12	18
Other		28	26

		$1,366	$1,487

9 Other liabilities and deferred credits

In millions	December 31,	2003	2002

Personal injury and other claims
provision, net of current portion		$497	$528
Workforce reduction provisions,
net of current portion (A)		136	253
Accrual for post-retirement benefits
other than pensions (B)		290	284
Environmental reserve, net of current portion		62	81
Deferred credits and other		223	189

		$1,208	$1,335

A. Workforce reduction provisions (Note 14)
The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $155 million for the year ended December 31, 2003 ($177 million for the year ended December 31, 2002). As at December 31, 2003, the aggregate provisions, including the current portion, amounted to $225 million $421 million as at December 31, 2002).

13

Notes to Consolidated Financial Statements	Canadian GAAP

   B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year		$444	$309
Amendments		8	18
Actuarial loss		33	101
Interest cost		26	23
Service cost		14	13
Foreign currency changes		(49)	(1)
Benefits paid		(22)	(19)

Benefit obligation at end of year		$454	$444

(ii) Funded status

In millions	December 31,	2003	2002

Unfunded benefit obligation at end of year		$454	$444
Unrecognized net actuarial loss		(130)	(122)
Unrecognized prior service cost		(34)	(38)

Accrued benefit cost for post-retirement
benefits other than pensions		$290	$284

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2003	2002	2001

Interest cost		$26	$23	$19
Service cost		14	13	11
Amortization of prior service cost		6	5	3
Recognized net actuarial loss		8	4	2

Net periodic benefit cost		$54	$45	$35

(iv) Weighted-average assumptions

December 31,	2003	2002	2001

To determine benefit obligation
Discount rate	6.00%	6.65%	6.97%
Rate of compensation increase	3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate	6.65%	6.97%	6.95%
Rate of compensation increase	4.00%	4.00%	4.25%

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 16% for 2004 and 17% for 2003. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$3	$(2)
Effect on benefit obligation	30	(25)

In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 benefit obligation and net periodic benefit cost presented above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$24
2005	25
2006	26
2007	27
2008	28
Years 2009 to 2013	150

14

Notes to Consolidated Financial Statements	Canadian GAAP

10 Long-term debt

		Currency
		in which	December 31,
In millions	Maturity	payable	2003	2002

Debentures and notes: (A)
Canadian National series:
7.00% 10-year notes	Mar. 15, 2004	U.S.$	$344	$419
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	324	394
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	518	631
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	518	-
6.80% 20-year notes (C)	July 15, 2018	U.S.$	259	315
7.63% 30-year debentures	May 15, 2023	U.S.$	194	236
6.90% 30-year notes (C)	July 15, 2028	U.S.$	615	749
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	259	315
6.63% 10-year notes	May 15, 2003	U.S.$	-	236
Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	129	158
6.98% 12-year notes	July 12, 2007	U.S.$	65	79
6.63% 10-year notes	June 9, 2008	U.S.$	26	32
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	10	12
7.70% 100-year debentures	Sep. 15, 2096	U.S.$	162	197
6.75% 10-year notes	May 15, 2003	U.S.$	-	158
Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	194	236

Total debentures and notes			3,617	4,167

Other:
Revolving credit facility (A) (Note 7)		U.S.$	233	142
Commercial paper (D) (Note 7)		U.S.$	-	214
Capital lease obligations and other (E)		Various	822	1,068

Total other			1,055	1,424

Subtotal			4,672	5,591

Less:
Current portion of long-term debt			483	574
Net unamortized discount			14	14

			497	588

			$4,175	$5,003

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short- term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility.

15

Notes to Consolidated Financial Statements	Canadian GAAP

E.  Interest rates for the capital leases range from approximately 1.9% to 11.9% with maturity dates in the years 2004 through 2025. The imputed interest on these leases amounted to $395 million as at December 31, 2003, and $498 million as at December 31, 2002.

     The capital lease obligations are secured by properties with a net carrying amount of $1,091 million as at December 31, 2003 and $1,122 million as at December 31, 2002.

     During 2003, the Company recorded $47 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($114 million in 2002). An equivalent amount was recorded in debt.

F.  Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2003 but excluding repayment of the revolving credit facility of $233 million, for the next five years and thereafter, are as follows:

In millions

2004	$483
2005	214
2006	371
2007	147
2008	238
2009 and thereafter	2,972

G.  The aggregate amount of debt payable in U.S. currency as at December 31, 2003 is U.S.$3,273 million (Cdn$4,236 million) and U.S.$3,164 million (Cdn$4,987 million) as at December 31, 2002.

16

Notes to Consolidated Financial Statements	Canadian GAAP

11 Capital stock and convertible preferred securities

A.  Authorized capital stock
The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series
B.  Issued and outstanding common shares
During 2003, the Company issued 1.9 million shares (1.8 million shares in 2002 and 2.1 million shares in 2001) related to stock options exercised. The total number of common shares issued and outstanding was 189.4 million as at December 31, 2003. (Note 24 – Subsequent events)

     In 2002, the Company issued 6.0 million common shares related to the conversion of the Company’s convertible preferred securities.

C.  Convertible preferred securities (“Securities”)
On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D.  Share repurchase program
In 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

12  Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A.  Employee share plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2003 was 8,894 employees (8,911 at December 31, 2002). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 570,140 in 2003, 497,459 in 2002 and 516,726 in 2001, resulting in a pre-tax charge to income of $8 million, $9 million and $8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

B.  Mid-term incentive share unit plan
The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004.

     The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. At December 31, 2003, the total number of share units outstanding was 378,372 (419,900 at December 31, 2002), representing a potential compensation cost at June 30, 2004, the award payout date, equal to the number of share units vested on June 30, 2004 multiplied by the Company’s share price on June 30, 2004. For the period ended December 31, 2003, the Company recorded compensation cost of $7 million and no compensation cost was recorded for 2002 and 2001. At December 31, 2003, 86,628 share units (45,100 at December 31, 2002) remained authorized for future issuances under this plan.

17

Notes to Consolidated Financial Statements	Canadian GAAP

C.  Stock options
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2003, an additional 0.8 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2003 were 7.5 million, 1.3 million and 2.0 million, respectively.

     Changes in the Company’s stock options are as follows:

		Weighted-
	Number	average
	of options	exercise price

	In millions

Outstanding at December 31, 2000 (1)	8.9	$34.95
Conversion of WC options	1.0	$58.63
Granted	2.4	$50.65
Canceled and expired	(0.3)	$46.01
Exercised	(2.1)	$30.43

Outstanding at December 31, 2001 (1)(2)	9.9	$43.62
Granted	3.2	$76.78
Canceled and expired	(0.2)	$56.98
Exercised	(1.8)	$39.16

Outstanding at December 31, 2002 (1)(2)	11.1	$53.50
Granted	2.0	$61.42
Canceled and expired	(0.4)	$67.67
Exercised	(1.9)	$39.90

Outstanding at December 31, 2003 (1)(2)	10.8	$55.74

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

18

Notes to Consolidated Financial Statements	Canadian GAAP

Stock options outstanding and exercisable as at December 31, 2003 were as follows:

	Options outstanding			Options exercisable

		Weighted-	Weighted-		Weighted-
	Number	average years	average	Number	average
Range of exercise prices	of options	to expiration	exercise price	of options	exercise price

	In millions			In millions

$13.50–$23.72	0.2	2	$21.64	0.2	$21.64
$25.75–$35.01	1.5	5	$33.98	1.1	$33.57
$35.21–$49.45	2.1	5	$43.91	2.1	$43.91
$50.02–$69.77	4.0	8	$56.14	0.9	$50.98
$72.03 and above	3.0	8	$76.79	0.7	$76.83

Balance at December 31, 2003 (1)	10.8	7	$55.74	5.0	$47.09

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

At December 31, 2002 and 2001, the Company had 4.9 million and 4.5 million options exercisable at a weighted-average exercise price of $44.01 and $41.86, respectively.

Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2002 was determined using the fair value based approach in accordance with the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” as explained in Note 2 - Accounting changes. Compensation cost recognized for stock option awards was $43 million and $18 million in 2003 and 2002, respectively. No compensation cost was recognized for stock-based awards in 2001. Disclosures required under the fair value based accounting approach are presented in Note 2 – Accounting changes.

13  Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Pension Plan), unless otherwise specified. The Company’s other pension plans are not significant.

Description of Pension Plan
The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Pension Plan.

Funding policy
Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005 and 2006 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

19

Notes to Consolidated Financial Statements	Canadian GAAP

Description of fund assets
The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Pension Plan have a fair market value of $11,573 million as at December 31, 2003 ($11,069 million at December 31, 2002). The Pension Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2003 and 2002, by asset category are as follows:

Plan assets by category

		December 31,
	Target
	Allocation	2003	2002

Equity securities	53%	56%	53%
Debt securities	40%	38%	41%
Real estate	4%	3%	3%
Other	3%	3%	3%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries.

Assumptions
Weighted-average assumptions

December 31,	2003	2002	2001

To determine benefit obligation
Discount rate	6.00%	6.50%	6.50%
Rate of compensation increase	3.75%	4.00%	4.00%

To determine net periodic benefit cost
Discount rate	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	4.00%	4.25%
Expected return on plan assets	8.00%	9.00%	9.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost (income) applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation
In millions	Year ended December 31,	2003	2002

Benefit obligation at beginning of year		$11,243	$11,156
Interest cost		712	714
Actuarial (gain) loss		478	(92)
Service cost		94	99
Plan participants’ contributions		60	61
Foreign currency changes		(21)	(1)
Benefit payments and transfers		(691)	(694)

Benefit obligation at end of year		$11,875	$11,243

(b) Change in plan assets
In millions	Year ended December 31,	2003	2002

Fair value of plan assets at beginning of year		$11,182	$11,763
Employer contributions		86	92
Plan participants’ contributions		60	61
Foreign currency changes		(15)	(1)
Actual return on plan assets		1,049	(39)
Benefit payments and transfers		(691)	(694)

Fair value of plan assets at end of year		$11,671	$11,182

20

Notes to Consolidated Financial Statements	Canadian GAAP

(c) Funded status
In millions	December 31,	2003	2002

Deficiency of fair value of plan assets
over benefit obligation at end of year (1)		$(204)	$(61)
Unrecognized net actuarial loss(1)		522	282
Unrecognized net transition obligation		-	19
Unrecognized prior service cost		93	113
Net amount recognized
as Prepaid benefit cost (Note 6)		$411	$353

(1) Subject to future reduction for gain sharing under the terms of the plan.

The accumulated benefit obligation for all defined benefit pension plans was $11,256 million and $10,847 million at December 31, 2003, and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $103 million, $98 million, and $74 million, respectively, as at December 31, 2003, and $116 million, $112 million, and $77 million, respectively, as at December 31, 2002.

(d) Components of net periodic benefit cost (income)

In millions	Year ended December 31,	2003	2002	2001

Service cost		$94	$99	$92
Interest cost		712	714	701
Amortization of net transition obligation		19	20	20
Amortization of prior service cost		20	20	20
Expected return on plan assets		(819)	(874)	(846)
Recognized net actuarial loss		2	1	-

Net periodic benefit cost (income)		$28	$(20)	$(13)

(e) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2004	$725
2005	743
2006	762
2007	780
2008	800
Years 2009 to 2013	4,000

14  Workforce reduction charges

In 2002, the Company announced 1,146 job reductions in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

21

Notes to Consolidated Financial Statements	Canadian GAAP

15  Interest expense

In millions	Year ended December 31,	2003	2002	2001

Interest on debt and capital leases		$318	$353	$314
Interest income		(1)	-	(2)

		$317	$353	$312

Cash interest payments		$327	$390	$307

16 Other income

In millions	Year ended December 31,	2003	2002	2001

Gain on disposal of properties		$56	$41	$53
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		17	33	8
Investment income		1	18	22
Foreign exchange gain (loss)		(3)	12	7
Gain on sale of interest in Detroit
River Tunnel Company (A)		-	-	101
Write-down of investment
in 360networks Inc. (B)		-	-	(99)
Net real estate costs		(19)	(15)	(20)
Other		(31)	(13)	(7)

		$21	$76	$65

A.  In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

B.  In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares.

17  Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2003	2002	2001

Federal tax rate		24.1%	26.1%	28.1%
Income tax expense at the statutory
Federal tax rate		$(258)	$(219)	$(314)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(144)	(97)	(134)
Deferred income tax adjustments
due to rate enactments		(33)	-	-
Gain on disposals and dividends		11	6	27
Adjustments to prior years'
income taxes (1)		44	-	-
Other		42	42	29

Income tax expense		$(338)	$(268)	$(392)

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

In millions	Year ended December 31,	2003	2002	2001

Income before income taxes
Canada		$1,052	$882	$955
U.S.		20	(61)	164

		$1,072	$821	$1,119

Current income taxes
Canada		$(94)	$(130)	$(99)
U.S.		(12)	18	14

		$(106)	$(112)	$(85)

Deferred income taxes
Canada		$(244)	$(161)	$(226)
U.S.		12	5	(81)

		$(232)	$(156)	$(307)

Cash payments for income taxes		$86	$65	$63

22

Notes to Consolidated Financial Statements	Canadian GAAP

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2003	2002

Deferred income tax assets
Workforce reduction provisions		$81	$144
Accruals and other reserves		252	263
Post-retirement benefits		106	99
Losses and tax credit carryforwards		81	69

		520	575

Deferred income tax liabilities
Prepaid benefit cost for pensions		147	126
Properties and other		3,613	4,152

		3,760	4,278

Total net deferred income tax liability		$3,240	$3,703

Total net deferred income tax liability
Canada		$630	$436
U.S.		2,610	3,267

		$3,240	$3,703

Total net deferred income tax liability		$3,240	$3,703
Net current deferred income tax asset		125	122

Long-term deferred income tax liability		$3,365	$3,825

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2003, the Company had $187 million of operating loss carryforwards available to reduce the future taxable income of its U.S. operations, expiring between 2010 and 2023.

    The Company recognized tax credits of $15 million in 2003 for research and development expenditures ($9 million in 2002 for research and development expenditures and $35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18  Segmented information

The Company operates in one business segment with operations in Canada and the United States.

Information on geographic areas
In millions	Year ended December 31,	2003	2002	2001

Revenues
Canadian rail		$3,707	$3,726	$3,675
U.S. rail		2,177	2,384	1,977

		$5,884	$6,110	$5,652

In millions	December 31,		2003	2002

Properties
Canadian rail			$6,376	$6,274
U.S. rail			8,782	10,624

			$15,158	$16,898

19  Earnings per share

Year ended December 31,	2003	2002	2001

Basic earnings per share	$3.84	$2.78	$3.72
Diluted earnings per share	$3.79	$2.73	$3.62

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2003	2002	2001

Net income		$734	$553	$727
Dividends on convertible preferred
securities (Note 11)		-	6	12

		$734	$547	$715

Weighted-average shares outstanding		191.2	196.7	192.1
Effect of dilutive securities and stock options		2.6	6.1	8.9

Weighted-average diluted shares outstanding		193.8	202.8	201.0

     For the years ended December 31, 2003 and 2002, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 4.5 million and 3.2 million, respectively. (Note 24 –Subsequent events)

23

Notes to Consolidated Financial Statements	Canadian GAAP

20  Major commitments and contingencies

A.  Leases
The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2003, the Company’s commitments under operating and capital leases were $874 million and $1,141 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2004	$181	$155
2005	147	107
2006	127	75
2007	111	117
2008	79	41
2009 and thereafter	229	646

	$874	1,141
Less: imputed interest on capital
leases at rates ranging from
approximately 1.9% to 11.9%		395

Present value of minimum lease payments
at current rate included in debt		$746

     Rent expense for operating leases was $230 million, $269 million and $258 million for the years ended December 31, 2003, 2002 and 2001, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments
As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million. Furthermore, as at December 31, 2003, the Company had outstanding information technology service contracts of $21 million and agreements with fuel suppliers to purchase approximately 34% of its anticipated 2004 volume and 12% of its anticipated 2005 volume at market prices prevailing on the date of the purchase.

C. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health

24

Notes to Consolidated Financial Statements	Canadian GAAP

care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D.  Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had

25

Notes to Consolidated Financial Statements	Canadian GAAP

aggregate accruals for environmental costs of $83 million ($106 million as at December 31, 2002). The Company anticipates that the majority of the liability at December 31, 2003 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $23 million in 2003 and $19 million in both 2002 and 2001. The Company expects to incur capital expenditures relating to environmental matters of approximately $14 million in 2004, $12 million in 2005 and $10 million in 2006.

E.  Guarantees
Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2003, the maximum exposure in respect of these guarantees was $78 million for which the Company has not recorded a liability as the Company does not expect to make any payments pertaining to the guarantees of these leases. In 2003, the Company issued guarantees for which the fair value at December 31, 2003 was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2003, the maximum potential liability under these guarantees was $411 million of which $334 million was for workers’ compensation and other employee benefits and $77 million was for equipment under leases and other.

     As at December 31, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

26

Notes to Consolidated Financial Statements	Canadian GAAP

F. Indemnifications
CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

27

Notes to Consolidated Financial Statements	Canadian GAAP

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees. There are no recourse provisions to recover any amounts from third parties.

21  Financial instruments

A.  Risk management
The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk
In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2003. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

     Realized gains and losses from the Company’s fuel hedging activities, which are recorded in fuel expense, were a $49 million gain, a $3 million gain, and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively. As a result of fuel hedging activities, the Company had an unrealized gain of $38 million at December 31, 2003 compared to an unrealized gain of $30 million at December 31, 2002.

(iii) Foreign currency
Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders’ equity.

(iv) Other
The Company does not currently have any derivative instruments not designated as hedging instruments.

B.  Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:
The carrying amounts approximate fair value because of the short maturity of these instruments.

28

Notes to Consolidated Financial Statements	Canadian GAAP

(ii) Other assets and deferred charges:
Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets. The Company also has an equity investment for which the fair value was estimated based on future discounted cash flows.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2003		December 31, 2002

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Investments	$367	$420	$380	$440

Financial liabilities
Long-term debt
(including current portion)	$4,658	$5,128	$5,577	$5,738

22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as follows:

A.  Reconciliation of net income
The application of U.S. GAAP would have the following effects on the net income as reported:

In millions	Year ended December 31,	2003	2002	2001

Net income – Canadian GAAP		$734	$553	$727
Adjustments in respect of:
Property capitalization, net of depreciation		384	363	339
Interest on convertible preferred securities		-	(9)	(19)
Stock-based compensation cost		27	9	(19)
Income tax rate enactments		(46)	-	122
Income tax expense on current year
U.S. GAAP adjustments		(133)	(116)	(110)

Income before cumulative effect of change
in accounting policy		$966	$800	$1,040

Cumulative effect of change in accounting
policy (net of applicable taxes)		48	-	-

Net income – U.S. GAAP		$1,014	$800	$1,040

29

Notes to Consolidated Financial Statements	Canadian GAAP

(i) Property capitalization
Under Canadian GAAP, the accounting practices for Properties are subject to the regulations of the Canadian Transportation Agency (CTA) and, as such, the Company capitalizes only the material component of track replacement costs, to the extent it meets the Company’s minimum threshold for capitalization. Under U.S. GAAP, the labor, material and related overheads are capitalized. Furthermore, the Company capitalizes under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars. Effective January 1, 2004, pursuant to CICA Section 1100, “Generally Accepted Accounting Principles,” the Company will no longer be permitted to follow the regulations of the CTA, and as such, any transactions occurring on or after the date of adoption will be accounted for similarly under U.S. and Canadian GAAP. See Note 1 (p) Recent accounting pronouncements.

(ii) Stock-based compensation cost
As explained in Note 2, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

(iii) Convertible preferred securities
As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(iv) Income tax expense
In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated statement of income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP. In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in other comprehensive income. For Canadian GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted.

B. Earnings per share

The earnings per share calculation under Canadian GAAP differs from U.S. GAAP due to differences in the earnings figures:

(i) Basic earnings per share

Year ended December 31,	2003	2002	2001

Income before cumulative effect of
change in accounting policy - U.S. GAAP	$5.05	$4.07	$5.41
Cumulative effect of change in
accounting policy	0.25	-	-

Net income - U.S. GAAP	$5.30	$4.07	$5.41

Weighted-average number of
common shares outstanding
(millions) - U.S. GAAP	191.2	196.7	192.1

(ii) Diluted earnings per share
Year ended December 31,	2003	2002	2001

Income before cumulative effect of
change in accounting policy - U.S. GAAP	$4.99	$3.97	$5.23
Cumulative effect of change in
accounting policy	0.24	-	-

Net income - U.S. GAAP	$5.23	$3.97	$5.23

Weighted-average number of
common shares outstanding
(millions) - U.S. GAAP	193.8	202.8	201.0

30

Notes to Consolidated Financial Statements	Canadian GAAP

C.  Reconciliation of significant balance sheet items

(i) Shareholders’ equity
As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

     Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(ii) Minimum pension liability adjustment
In 2003, 2002 and 2001, one of the Company’s pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability. In 2002 and 2001, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments
On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company’s fuel requirements. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities
As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

(v) Cumulative effect of change in accounting policy
Under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), are effective for the Company’s fiscal year beginning January 1, 2004. Upon adoption, the Company does not expect the recommendations of Section 3110 to have an initial material impact on its financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

31

Notes to Consolidated Financial Statements	Canadian GAAP

(vi) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

In millions	December 31,	2003	2002

Current assets - Canadian GAAP		$1,092	$1,163
Fuel derivative instruments		33	29
Other		2	-

Current assets - U.S. GAAP		$1,127	$1,192

Properties - Canadian GAAP		$15,158	$16,898
Property capitalization, net of depreciation		3,072	2,783
Cumulative effect of change in accounting policy		75	-

Properties - U.S. GAAP		$18,305	$19,681

Other assets and deferred charges -		$900	$863
Canadian GAAP
Fuel derivative instruments		5	1
Intangible asset		-	1
Other assets and deferred charges -
U.S. GAAP		$905	$865

Deferred income tax liability -		$3,365	$3,825
Canadian GAAP
Cumulative effect of prior years’ adjustments
to income		1,071	955
Income taxes on current year U.S. GAAP
adjustments to income		133	116
Cumulative effect of change in accounting policy		27	-
Income taxes on translation of U.S. to Canadian
GAAP adjustments		(15)	16
Income taxes on minimum pension liability
adjustment		(10)	(13)
Income taxes on fuel derivative instruments		12	10
Income tax rate enactments		(38)	(86)
Other		5	3

Deferred income tax liability - U.S. GAAP		$4,550	$4,826

Other liabilities and deferred credits -		$1,208	$1,335
Canadian GAAP
Stock-based compensation		20	33
Minimum pension liability adjustment		30	38
Other liabilities and deferred credits -
U.S. GAAP		$1,258	$1,406

In millions	December 31,	2003	2002

Capital stock - Canadian GAAP		$3,530	$3,576
Capital reorganization		1,300	1,300
Stock-based compensation		17	31
Foreign exchange loss on
convertible preferred securities		12	12
Costs related to the sale of shares		(33)	(33)
Share repurchase program		(162)	(101)

Capital stock - U.S. GAAP		$4,664	$4,785

Contributed surplus - Canadian GAAP		$166	$175
Dividend in kind with respect to land transfers		248	248
Costs related to the sale of shares		33	33
Other transactions and related income tax effect		18	18
Share repurchase program		24	15
Capital reorganization		(489)	(489)

Contributed surplus - U.S. GAAP		$-	$-

Currency translation - Canadian GAAP		$(38)	$132
Unrealized foreign exchange gain (loss) on
U.S. to Canadian GAAP adjustments,
net of applicable taxes		(63)	1
Fuel derivative instruments,
net of applicable taxes		26	20
Income tax rate enactments		(34)	(32)
Minimum pension liability adjustment,
net of applicable taxes		(20)	(24)
Accumulated other comprehensive income -
U.S. GAAP		$(129)	$97

Retained earnings - Canadian GAAP		$2,822	$2,744
Cumulative effect of prior years’ adjustments
to income		1,696	1,449
Cumulative effect of change in accounting policy		48	-
Current year adjustments to net income		232	247
Share repurchase program		138	86
Cumulative dividend on convertible preferred
securities		38	38
Capital reorganization		(811)	(811)
Dividend in kind with respect to land transfers		(248)	(248)
Other transactions and related income tax effect		(18)	(18)

Retained earnings - U.S. GAAP		$3,897	$3,487

32

Notes to Consolidated Financial Statements	Canadian GAAP

23 Selected quarterly and annual financial data

Quarterly financial data - unaudited

In millions, except per share data

	2003				2002

	First	Second	Third	Fourth	First	Second	Third	Fourth(1)

Revenues	$1,496	$1,463	$1,413	$1,512	$1,509	$1,551	$1,503	$1,547
Operating income	$341	$335	$329	$363	$369	$380	$357	$(8)
Net income	$180	$177	$208	$169	$208	$207	$182	$(44)
Basic earnings per share	$0.92	$0.93	$1.10	$0.89	$1.06	$1.05	$0.91	$(0.22)
Diluted earnings per share	$0.91	$0.91	$1.08	$0.88	$1.02	$1.02	$0.90	$(0.22)
Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

Average share price	$62.87	$67.55	$71.17	$77.22	$77.41	$76.91	$70.25	$65.74

(1) In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

Annual financial data

In millions, except per share data

	2003	2002	2001

Financial results
Revenues	$5,884	$6,110	$5,652
Net income	$734	$553	$727
Basic earnings per share	$3.84	$2.78	$3.72
Diluted earnings per share	$3.79	$2.73	$3.62
Dividend declared per share	$1.00	$0.86	$0.78

Financial position
Total assets	$17,150	$18,924	$18,788
Total long-term financial liabilities	$8,748	$10,163	$10,789
Common shares	$3,530	$3,576	$3,209
Number of issued and outstanding common shares	189.4	197.5	192.7
Convertible preferred securities	$-	$-	$327
Number of issued and outstanding convertible preferred securities	-	-	4.6

33

Notes to Consolidated Financial Statements	Canadian GAAP

24 Subsequent events

Common stock split
On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS)
On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

     At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis) of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN's ownership of EWS will be approximately 31% on a fully diluted basis.

25 Comparative figures

Certain figures, previously reported for 2002 and 2001, have been reclassified to conform with the basis of presentation adopted in the current year.

34

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. A reconciliation of the Canadian to U.S. GAAP financial statements is provided in Note 22 to the Company’s Canadian GAAP Consolidated Financial Statements. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In such instances, the reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE
CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY
CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

FINANCIAL RESULTS
2003 compared to 2002
For the year ended December 31, 2003, the Company recorded consolidated net income of $734 million ($3.84 per basic share) compared to $553 million ($2.78 per basic share) for the year ended December 31, 2002. Diluted earnings per share were $3.79 for the current year compared to $2.73 in 2002. The Company’s operating income for 2003 was $1,368 million compared to $1,098 million in 2002, and its operating ratio, defined as operating expenses as a percentage of revenues, was 76.8% in 2003 compared to 82.0% in 2002 (see discussion on adjusted performance measures below).

2003 compared to 2002 – Adjusted performance measures
The years ended December 31, 2003 and 2002 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented below).

          In 2003, the Company recorded a fourth quarter deferred income tax expense of $33 million resulting from the enactment of higher corporate tax rates in the province of Ontario. The year ended December 31, 2002 included fourth quarter charges of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and $120 million, or $79 million after tax, for workforce reductions.

          Excluding these items, adjusted net income was $767 million ($4.01 per basic share or $3.96 per diluted share) in 2003 compared to adjusted net income of $805 million ($4.06 per basic share or $3.98 per diluted share) for 2002, a decrease of $38 million, or 5%. Operating income for 2003

1

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

decreased by $131 million, or 9%, compared to adjusted operating income of $1,499 million for 2002. The operating ratio for 2003 was 76.8% compared to the adjusted operating ratio of 75.5% in 2002, a 1.3-point increase.

          The decrease in adjusted net income and adjusted operating income, in 2003, was due to the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. This significant appreciation in the Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses and accordingly, reduced revenues, operating income and net income by approximately $380 million, $110 million and $55 million, respectively. This decrease in adjusted net income was partly offset by net deferred income tax recoveries of $44 million, in 2003, relating mainly to the resolution of matters pertaining to prior years’ income taxes.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

($ in millions, except per share data, or unless otherwise indicated)
Year ended December 31,		2003				2002

	Reported	Rate enactment	Adjusted	Reported	Personal injury charge	Workforce reductions	Adjusted

Revenues	$5,884	$-	$5,884	$6,110	$-	$-	$6,110
Operating expenses	4,516	-	4,516	5,012	(281)	(120)	4,611

Operating income	1,368	-	1,368	1,098	281	120	1,499

Interest expense	(317)	-	(317)	(353)	-	-	(353)
Other income	21	-	21	76	-	-	76

Income before income taxes	1,072	-	1,072	821	281	120	1,222
Income tax expense	(338)	33	(305)	(268)	(108)	(41)	(417)

Net income	$734	$33	$767	$553	$173	$79	$805

Operating ratio	76.8%		76.8%	82.0%			75.5%

Basic earnings per share	$3.84		$4.01	$2.78			$4.06
Diluted earnings per share	$3.79		$3.96	$2.73			$3.98

2

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Revenues
Revenues for the year ended December 31, 2003 totaled $5,884 million compared to $6,110 million in 2002. The decrease of $226 million, or 4%, was mainly due to the higher Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Partially offsetting these losses were increased intermodal, metals and minerals and petroleum and chemicals volumes. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 2% relative to 2002. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 6% when compared to 2002, reflecting the higher Canadian dollar.

Year ended December 31,	2003	2002	2003	2002	2003	2002

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	$1,058	$1,102	30,901	30,006	3.42	3.67
Metals and minerals	527	521	13,876	13,505	3.80	3.86
Forest products	1,284	1,323	34,516	33,551	3.72	3.94
Coal	261	326	14,475	14,503	1.80	2.25
Grain and fertilizers	938	986	35,556	35,773	2.64	2.76
Intermodal	1,101	1,052	31,168	29,257	3.53	3.60
Automotive	525	591	3,225	3,281	16.28	18.01
Other items *	190	209	-	-	-	-

Total	$5,884	$6,110	163,717	159,876	3.48	3.69

* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. For the year ended December 31, 2003, revenues for this business unit decreased by $44 million, or 4%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar, partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for liquefied petroleum gas due to cold weather conditions at the beginning of the year. Revenue per revenue ton mile decreased by 7% from 2002 due to the translation impact of the stronger Canadian dollar.

Percentage of revenues

Petroleum and plastics	56%
Chemicals	44%

	1999	2000	2001	2002	2003

Carloads*	494	512	519	587	604
(In thousands)

*Includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001

Metals and minerals
The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2003, revenues for this business unit increased by $6 million, or 1%, from 2002. The increase was due to improved market conditions and increased market share for steel in 2003 and new ore traffic which began in the second quarter of 2002 and the last quarter of 2003. These gains were largely offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar which was partially offset by a positive change in traffic mix.

3

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Percentage of revenues

Metals	72%
Minerals	28%

	1999	2000	2001	2002	2003

Carloads*	266	256	287	388	396
(In thousands)

*Includes WC from October 9, 2001

Forest products
The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2003, revenues for this business decreased by $39 million, or 3%, from 2002. The decrease was due to the translation impact of the stronger Canadian dollar that was partially offset by solid demand for lumber and pulp and paper. Revenue per revenue ton mile decreased by 6% from 2002 due to the translation impact of the stronger Canadian dollar which more than offset the continued improvement in pricing and a positive change in traffic mix.

Percentage of revenues

Lumber	31%
Fibers	29%
Paper	28%
Panels	12%

	1999	2000	2001	2002	2003

Carloads*	481	486	501	600	594
(In thousands)

*Includes WC from October 9, 2001

Coal
The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. In 2003, CN metallurgical coal volumes continued to decline as a result of mine closures and this trend is expected to continue. For the year ended December 31, 2003, revenues for this business unit decreased by $65 million, or 20%, from 2002. The decrease was due to reduced coal production in western Canada, the translation impact of the stronger Canadian dollar and a metallurgical mine closure. Revenue per revenue ton mile decreased by 20% from 2002 mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Percentage of revenues

Coal	82%
Petroleum coke	18%

	1999	2000	2001	2002	2003

Carloads*	558	528	517	499	471
(In thousands)

*Includes WC from October 9, 2001

Grain and fertilizers
The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. For the year ended December 31, 2003, revenues for this business unit decreased by $48 million, or 5%, from 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a decrease in Canadian export wheat shipments due to the smaller 2002/2003 Canadian crop. Partially offsetting these decreases were increased Canadian canola shipments and strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% from 2002 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

4

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Percentage of revenues

Food grain	23%
Oilseeds	29%
Feed grain	22%
Potash	13%
Fertilizers	13%

	1999	2000	2001	2002	2003

Carloads*	542	567	590	535	548
(In thousands)

*Includes WC from October 9, 2001

Intermodal
The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. For the year ended December 31, 2003, revenues for this business unit increased by $49 million, or 5%, from 2002. The increase was mainly due to increased import volumes, the higher fuel surcharge in 2003 to offset the significant increase in fuel costs and new traffic through the Port of Vancouver. Partially offsetting these gains was reduced traffic in the domestic segment due to the closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% from 2002 due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Percentage of revenues

Domestic	55%
International	45%

	1999	2000	2001	2002	2003

Carloads*	994	1,121	1,103	1,237	1,276
(In thousands)

*Includes WC from October 9, 2001

Automotive
The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2003, revenues for this business unit decreased by $66 million, or 11%, from 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 10% from 2002 mainly due to the translation impact of the stronger Canadian dollar and a significant increase in the average length of haul.

Percentage of revenues

Finished vehicles	81%
Auto parts	19%

	1999	2000	2001	2002	2003

Carloads*	310	326	304	318	303
(In thousands)

*Includes WC from October 9, 2001

5

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Operating expenses
Operating expenses amounted to $4,516 million in 2003 compared to $5,012 million in 2002. The decrease was mainly due to the charges recorded in the fourth quarter of 2002 for personal injury and other claims and workforce reductions, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. Partly offsetting these decreases were higher casualty and other expenses and higher fuel costs.

In millions Year ended December 31,	2003		2002

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$1,929	32.8%	$2,069	33.9%
Purchased services and material	879	15.0%	908	14.9%
Depreciation and amortization	472	8.0%	499	8.1%
Fuel	471	8.0%	459	7.5%
Equipment rents	299	5.1%	353	5.8%
Casualty and other	466	7.9%	724	11.8%

Total	$4,516		$5,012

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses decreased by $140 million, or 7%, in 2003 as compared to 2002. The decrease was mainly due to the workforce reduction charge of $120 million recorded in the fourth quarter of 2002, the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions resulting from a change in management’s assumption for the expected long-term rate of return on pension plan assets from 9% to 8%, partly offset the decrease.

In 2002, the Company had recorded a workforce reduction charge of $120 million in a renewed drive to improve productivity across all its corporate and operating functions. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement to be made to affected employees.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These expenses decreased by $29 million, or 3%, in 2003 as compared to 2002. The decrease was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs, etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar. Higher repair expenses for rolling stock partly offset the decrease.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $27 million, or 5%, in 2003 as compared to 2002, mainly due to the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $12 million, or 3%, in 2003 as compared to 2002. The increase was mainly due to a higher average price per gallon, net of the impact of the hedging program, and higher volumes. These increases were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $54 million, or 15%, in 2003 as compared to 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for freight cars and locomotives and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates.

6

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses decreased by $258 million, or 36%, in 2003 as compared to 2002, which included a fourth quarter charge of $281 million to increase the provision for U.S. personal injury and other claims. Excluding this charge, the increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase were lower travel-related expenses and lower provincial capital taxes.

Other
Interest expense: Interest expense decreased by $36 million to $317 million for the year ended December 31, 2003 as compared to 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income: In 2003, the Company recorded other income of $21 million compared to $76 million in 2002. The decrease was mainly due to lower right of way fees due to the termination of a contract in late 2002, lower income from the Company’s equity investments, and realized foreign exchange losses in 2003.

Income tax expense: The Company recorded income tax expense of $338 million for the year ended December 31, 2003 compared to $268 million in 2002. The effective tax rate for the year ended December 31, 2003 was 31.5% compared to 32.6% in 2002. The decrease was mainly due to net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes of $44 million and lower corporate income tax rates in Canada. Partly offsetting the decrease was a $33 million deferred income tax expense recorded in the fourth quarter of 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario.

7

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

2002 compared to 2001
On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies’ operations. Accordingly, in the following discussion, the Company’s results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

The Company recorded consolidated net income of $553 million ($2.78 per basic share) for the year ended December 31, 2002 compared to $727 million ($3.72 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $2.73 for the year ended December 31, 2002 compared to $3.62 in 2001. Operating income was $1,098 million for 2002 compared to $1,366 million in 2001.

2002 compared to 2001 – Adjusted performance measures
The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures below).

          Included in 2002 was a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company’s provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company’s net investment in 360networks Inc. of $99 million, or $77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company’s 50 percent interest in the Detroit River Tunnel Company (DRT).

          Excluding these items, adjusted net income was $805 million ($4.06 per basic share or $3.98 per diluted share) in 2002 compared to $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001, an increase of $21 million, or 3%. Adjusted operating income increased by $35 million, or 2%, to $1,499 million. The adjusted operating ratio was 75.5% in 2002 compared to 74.1% in 2001, a 1.4-point increase.

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

($ in millions, except per share data, or unless otherwise indicated)

Year ended December 31,	2002				2001

	Reported	Personal injury charge	Workforce reductions	Adjusted	Reported	Workforce reductions	360-networks	DRT	Adjusted

Revenues	$6,110	$-	$-	$6,110	$5,652	$-	$-	$-	$5,652
Operating expenses	5,012	(281)	(120)	4,611	4,286	(98)	-	-	4,188

Operating income	1,098	281	120	1,499	1,366	98	-	-	1,464

Interest expense	(353)	-	-	(353)	(312)	-	-	-	(312)
Other income	76	-	-	76	65	-	99	(101)	63

Income before income taxes	821	281	120	1,222	1,119	98	99	(101)	1,215
Income tax expense	(268)	(108)	(41)	(417)	(392)	(36)	(22)	19	(431)

Net income	$553	$173	$79	$805	$727	$62	$77	$(82)	$784

Operating ratio	82.0%			75.5%	75.8%				74.1%
Basic earnings per share	$2.78			$4.06	$3.72				$4.02
Diluted earnings per share	$2.73			$3.98	$3.62				$3.90

8

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Revenues
Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,	2002	2001	2002	2001	2002	2001

	Revenues		Revenue ton miles		Freight revenue per revenue ton mile

	In millions				In cents

Petroleum and chemicals	$1,102	$923	30,006	25,243	3.67	3.66
Metals and minerals	521	458	13,505	10,777	3.86	4.25
Forest products	1,323	1,088	33,551	29,639	3.94	3.67
Coal	326	338	14,503	15,566	2.25	2.17
Grain and fertilizers	986	1,161	35,773	42,728	2.76	2.72
Intermodal	1,052	969	29,257	26,257	3.60	3.69
Automotive	591	520	3,281	2,885	18.01	18.02
Other items *	209	195	-	-	-	-

Total	$6,110	$5,652	159,876	153,095	3.69	3.56

* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

Metals and minerals
Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

Forest products
Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN's western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Coal
Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

Grain and fertilizers
Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

Intermodal
Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international

9

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

Automotive
Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for 2002 as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

10

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Operating expenses
Operating expenses amounted to $5,012 million in 2002 compared to $4,286 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company’s provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs.

In millions Year ended December 31,	2002		2001

	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$2,069	33.9%	$1,810	32.0%
Purchased services and material	908	14.9%	811	14.4%
Depreciation and amortization	499	8.1%	463	8.2%
Fuel	459	7.5%	485	8.6%
Equipment rents	353	5.8%	314	5.5%
Casualty and other	724	11.8%	403	7.1%

Total	$5,012		$4,286

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $259 million, or 14%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this initiative and the 2001 workforce reduction charge of $98 million were 388 in 2001, 433 in 2002, with the remainder completed in 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $97 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $36 million, or 8%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of 2002 net capital additions.

Fuel: Fuel expense in 2002 decreased by $26 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $39 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $321 million, or 80%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

Other
Interest expense: Interest expense increased by $41 million to $353 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in

11

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company’s net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company’s 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $268 million for the year ended December 31, 2002 compared to $392 million in 2001. The effective tax rate for the year ended December 31, 2002 decreased to 32.6% from 35.0% in 2001, due mainly to lower income tax rates in Canada.

12

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Liquidity and capital resources
The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,500 million for the year ended December 31, 2003 compared to $1,173 million for 2002. Cash generated in 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $327 million, $155 million and $126 million, respectively, compared to $390 million, $177 million and $156 million, respectively in 2002. In 2003, pension contributions and payments for income taxes were $88 million and $86 million, respectively, compared to $92 million and $65 million, respectively in 2002. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $132 million in 2003 and $5 million in 2002. Payments in 2004 for workforce reductions are expected to be $89 million while pension contributions are expected to be approximately $93 million.

As at December 31, 2003, the Company had outstanding information technology service contracts of $21 million.

Investing activities: Cash used by investing activities in 2003 amounted to $599 million compared to $476 million in 2002. The Company’s investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Net capital expenditures for the year ended December 31, 2003 amounted to $583 million, an increase of $12 million over 2002. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

The Company expects that its capital expenditures will increase slightly in 2004 due to the acquisition of additional locomotives, and will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

As at December 31, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $211 million ($183 million at December 31, 2002).

13

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Dividends: During 2003, the Company paid dividends totaling $191 million to its shareholders at the quarterly rate of $0.25 per common share compared to $170 million at the rate of $0.215 per common share, in 2002. In 2002, $9 million was paid on the convertible preferred securities at an annual rate of 5.25%.

Free cash flow
The Company generated $578 million of free cash flow for the year ended December 31, 2003, compared to $513 million for the same 2002 period. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Year ended December 31

In millions	2003	2002

Cash provided from operating activities	$1,500	$1,173

Less:
Net capital expenditures	(583)	(571)
Other investing activities	(16)	95
Dividends paid	(191)	(179)

Cash provided before financing activities	710	518

Adjustments:
Increase in accounts receivable sold	(132)	(5)

Free cash flow	$578	$513

Financing activities: Cash used by financing activities totaled $605 million for the year ended December 31, 2003 compared to $546 million in 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In 2003 and 2002, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facilities.

The Company used $656 million in 2003 and $203 million in 2002 to repurchase 10.0 million common shares and 3.0 million common shares, respectively, under the share repurchase program.

During 2003, the Company recorded $47 million in capital lease obligations ($114 million in 2002) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003. At December 31, 2003, the Company had borrowings under its revolving credit facility of U.S.$180 million (Cdn$233 million) at an average interest rate of 1.49%. As at December 31, 2003, letters of credit under the revolving credit facility amounted to $319 million.

Commercial paper
In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2003, the Company did not have any outstanding commercial paper compared to U.S.$136 million (Cdn$214 million) as at December 31, 2002.

Shelf registration statement
On October 29, 2003, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

14

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2003:

(In millions)	Total	2004	2005	2006	2007	2008	2009 & thereafter

Long-term debt obligations (a)	$3,912	$371	$380	$332	$66	$226	$2,537
Capital lease obligations (b)	1,141	155	107	75	117	41	646
Operating lease obligations	874	181	147	127	111	79	229
Purchase obligations (c)	232	224	5	2	1	-	-

Total obligations	$6,159	$931	$639	$536	$295	$346	$3,412

(a)	Excludes capital lease obligations of $746 million.
(b)	Includes $395 million of imputed interest on capital leases at rates ranging from approximately 1.9% to 11.9%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company intends to finance the acquisitions announced in the fourth quarter of 2003 through a combination of cash flow from operations and the issuance of additional debt.

15

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Off balance sheet arrangements

Accounts receivable securitization program
In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2003, pursuant to the agreement, $448 million had been sold compared to $350 million at December 31, 2002.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments and the nature of any recourse provisions are disclosed in Note 20 –Major commitments and contingencies of the Company’s Annual Consolidated Financial Statements.

Acquisitions

BC Rail
In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire the industrial freight railway business and operations, including equipment, contracts, and available tax attributes relating to the business, but excluding the roadbed itself, which is to be retained by the Province and leased back to BC Rail for an original term of 60 years with an option to renew for an additional 30 years. The transaction is intended to enhance the Company’s network in western Canada.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to, among other things, approval under the Competition Act (Canada). On December 2, 2003, the Legislature of British Columbia passed legislation to amend the British Columbia Railway Act and other applicable laws as was required to authorize and permit the consummation of the transaction.

The Company anticipates that the Competition Bureau will have completed its review and that the proposed transaction will close in the second quarter of 2004.

Great Lakes Transportation LLC’s Railroads and Related Holdings
In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroads and related holdings for a purchase price of U.S.$380 million payable in cash. The acquisition will be financed by cash on hand and debt. Under the terms of the agreement, the Company will acquire two Class II railroads, a Class III switching railroad, and a non-railroad company owning a fleet of eight vessels.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and

16

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

On December 1, 2003, the STB ruled that the proposed GLT transaction would be considered as a minor transaction for regulatory review purposes. The Company anticipates all regulatory rulings, including a final STB ruling on the proposed transaction, in the second quarter of 2004.

If the proposed BC Rail and GLT transactions are completed, the Company will account for them using the purchase method of accounting as required by Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets” of the Canadian Institute of Chartered Accountants (CICA) Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire BC Rail and GLT’s railroads and related holdings, based on the relative fair values of their assets and liabilities. The results of operations of the Company will reflect the effects of the acquisitions as of the date of acquisition.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either BC Rail or GLT without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Wisconsin Central Transportation Corporation
On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and accounted for the merger using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The acquisition was financed by debt and cash on hand.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which is to be effected in the form of a stock dividend of one-half additional common share of CN payable for each share outstanding on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders. Under the plan, EWS is offering shareholders the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders will receive cash and 8% notes, due in 2009. Although the notes are due in five years, EWS has the right to redeem all or any part of the outstanding notes at their principal amount together with accrued but unpaid interest up to the date of repayment. The payout of cash and issuance of notes by EWS under the plan is expected in the first quarter of 2004.

At December 31, 2003, CN owned 43.7 million shares, or approximately 40% (approximately 37% on a fully diluted basis), of EWS. CN has elected to have the maximum allowable number of shares cancelled under the plan. As a result of the share cancellation plan, CN will receive £81.6 million (or approximately Cdn$188 million) from EWS, of which £23.9 million (or approximately Cdn$55 million) will be in the form of EWS notes. After the EWS share cancellation is complete, CN's ownership of EWS will be approximately 31% on a fully diluted basis.

Recent accounting pronouncements

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003.

The Company’s accounting for Properties has been based on the rules and regulations of the Canadian Transportation

17

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Agency’s Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Accordingly, effective January 1, 2004, the Company’s accounting for Properties will be in accordance with the CICA’s Handbook Section 3061, “Property, Plant and Equipment” on a prospective basis.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities.” The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. The guideline is effective for fiscal and interim periods beginning January 1, 2004. The Company does not expect this section to have an initial material impact on its financial statements.

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets.” Section 3063 provides accounting guidance for the determination of long-lived assets to be held and used, to be disposed of other than by sale, or to be disposed of by sale. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect Section 3063 to have an initial material impact on its financial statements upon adoption.

Share repurchase program

In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

Termination of conversion rights of 5.25% convertible preferred securities (“Securities”)

On May 6, 2002, the Company met the conditions required to terminate the Securities holders’ right to convert their Securities into common shares of the Company, and had set the conversion termination date as July 3, 2002. The conditions were met when the Company’s common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures herein.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby

18

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company’s personal injury expense in recent years. In view of the Company’s growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $26 million and the annual expense by approximately $5 million.

In 2003, the Company’s expenses for personal injury and other claims, net of recoveries, were $127 million ($393 million in 2002 and $78 million in 2001) and payments for such items were $126 million ($156 million in 2002 and $149 million in 2001). As at December 31, 2003, the Company had aggregate reserves for personal injury and other claims of $590 million ($664 million at December 31, 2002).

Environmental matters

Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental

19

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

          At December 31, 2003, most of the Company’s properties not acquired through recent acquisitions are approaching a final assessment and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2003, the Company’s expenses relating to environmental matters, net of recoveries, were $6 million ($6 million in 2002 and $7 million in 2001) and payments for such items were $12 million ($16 million in 2002 and $14 million in 2001). As at December 31, 2003, the Company had aggregate accruals for environmental costs of $83 million ($106 million at December 31, 2002). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect

20

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $12 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which did not have an impact on depreciation expense as the benefit of increased lives was offset by deficiencies in certain accumulated depreciation balances. In 2004, the Company will conduct a depreciation study for its Canadian properties and U.S. rolling stock and equipment.

          In 2003, the Company recorded total depreciation and amortization expense of $478 million ($506 million in 2002 and $469 million in 2001). At December 31, 2003, the Company had Properties of $15,158 million, net of accumulated depreciation of $6,265 million ($16,898 million in 2002, net of accumulated depreciation of $6,285 million).

Pensions and other post-retirement benefits
The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section 3461, “Employee Future Benefits." Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of this standard. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan. The Company’s other pension plans are not significant.

          For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

          The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6%, based on bond yields prevailing at December 31, 2003, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point decrease in the discount rate would cause net periodic benefit cost to increase by $50 million whereas a one-percentage-point increase would not have a material change in net periodic benefit cost as the Company only amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets.

          To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially

21

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Plan does not invest in the securities of the Company or its subsidiaries. During the last ten years ended December 31, 2003, the CN Pension Plan earned an annual average rate of return of 8.4%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2003	2002	2001	2000	1999

Actual	9.6%	(0.3)%	(1.4)%	10.5%	15.0%
Market-related value	7.0%	7.4%	10.2%	13.7%	13.8%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption was to increase net periodic benefit cost in 2003 by approximately $50 million.

Based on the fair value of the assets held as at December 31, 2003, the plan assets are comprised of 56% in Canadian and foreign equities, 38% in debt securities, 3% in real estate assets and 3% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

The rate of compensation increase, 3.75% to determine benefit obligation and 4% to determine net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 17% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

          The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2002 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $93 million in each of 2004, 2005, and 2006 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

For pensions, the Company recorded consolidated net periodic benefit cost of $28 million in 2003 and net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $54 million, $45 million, and $35 million in 2003, 2002, and 2001, respectively. At December 31, 2003, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $290 million ($284 million at December 31, 2002). In addition, at December 31, 2003, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,875 million and $454 million, respectively ($11,243 million and $444 million at December 31, 2002).

          In December 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The 2003 post-retirement benefit obligation and net periodic benefit cost disclosed above do not reflect the effects of the Act. The Company is currently evaluating the impact of the Act on its health care benefit plans and its financial statements. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change in previously reported information.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more

22

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2003, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

          The Company’s deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management’s best estimates. The reversal of temporary differences is expected at future substantively enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $11 million in 2003. In the fourth quarter of 2003, the Company recorded an increase of $33 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario.

          For the year ended December 31, 2003, the Company recorded total income tax expense of $338 million ($268 million in 2002 and $392 million in 2001) of which $232 million was for deferred income taxes ($156 million in 2002 and $307 million in 2001). The Company’s net deferred income tax liability at December 31, 2003 was $3,240 million ($3,703 million at December 31, 2002).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

          To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

          The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s

23

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

          While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

          In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

          The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of January 2004, the Company has successfully negotiated three tentative collective agreements with the Canadian Auto Workers (CAW) union covering the Company’s shopcraft forces, clerical workers and intermodal yard employees. The agreements are retroactive to January 1, 2004 and are subject to ratification by approximately 5,000 CAW members. The Company is currently undergoing discussions with all its remaining trade unions whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better

24

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

          As of January 2004, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 60% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2004.

          Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation
The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

          The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

          In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

25

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Financial instruments
The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

          To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2003, the Company had hedged approximately 52% of the estimated 2004 fuel consumption, representing approximately 196 million U.S. gallons at an average price of U.S.$0.63 per U.S. gallon, and 25% of the estimated 2005 fuel consumption, representing approximately 95 million U.S. gallons at an average price of U.S.$0.66 per U.S. gallon.

          Realized gains and losses from the Company’s fuel hedging activities were a $49 million gain, a $3 million gain and a $6 million loss for the years ended December 31, 2003, 2002 and 2001, respectively.

          As a result of fuel hedging activities, the Company had an unrealized gain of $38 million at December 31, 2003 compared to an unrealized gain of $30 million at December 31, 2002.

Business prospects and other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

          Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

          Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

          Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

          Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

          In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly and annual financial data

Selected quarterly financial data for the eight most recently completed quarters and selected annual financial data for each of the three years ending December 31, 2003 is disclosed in Note 23 to the Company’s 2003 Consolidated Financial Statements.

26

Canadian National Railway Company Management’s Discussion and Analysis	Canadian GAAP

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the fourth quarter ending December 31, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
January 27, 2004

27

     Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986]

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: February 11, 2004
(s) E. Hunter Harrison E. Hunter Harrison President and Chief Executive Officer

     Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986]

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: February 11, 2004
(s) Claude Mongeau Claude Mongeau Executive Vice-President and Chief Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 11, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary